PLP ® 2025 ANNUAL REPORT

TOUCH
POINTS

Each touchpoint is a moment to build trust, deepen knowledge, and create meaningful, face-to-face connections worldwide.

EDUCATION

COMMUNITY

INNOVATION

LETTER TO SHAREHOLDERS

The highly anticipated rebound in performance, foreshadowed by the upturn in orders during the back half of 2024, did indeed occur in 2025. On sales of $669.3 million, we fell just $400,000 short of 2023's all-time record sales. Incoming orders remained strong throughout the year allowing us to enter 2026 with a strong backlog that continues to grow.

This strong rebound in 2025 had two primary contributing factors: a more measured increase in communications orders following a year of inventory drawdown and the largely AI-driven growth in energy orders, primarily on the transmission side.

The energy orders are a healthy mix of product for new grid networks as well as upgrades to existing ones. There is an ongoing trend toward increased EHV construction—transmission lines in the 345 kV to 765 kV range—which permit bulk, long-distance power transfer with minimal losses. The seemingly insatiable demands of data centers to support AI, combined with increasing electrification of transport and industry, as well as growth in remote, large-scale renewables (wind, hydro and solar) are currently forecast to support a 6-8% annual global growth rate through 2030 at least.

Our confidence in our ability to capitalize on future market growth was a significant factor in our decision in late 2025 to increase the dividend by 5% beginning with Q1 2026. This marks our first dividend increase since PLPC began trading on Nasdaq, September 18, 2001. On September 17, 2025, we crossed the $200 per share mark, reaching a market cap valuation above $1 billion for the first time in our 78 year history.

What began with Thomas F. Peterson's invention of the Armor Rod has certainly become a story of which we are all quite proud.

We are a business based on innovation. It is that spirit of innovation first displayed by Tom Peterson that drives our ever-growing product portfolio today and is evident in our industry-leading advances in areas like the use of robots and drones to install our best-in-class products. You'll be able to read a couple of stories regarding these applications and other product advances in the pages that follow.

Of course, none of this would be possible without the talent, dedication, and spirit of our nearly 4,000 PLP brothers and sisters around the globe as well as our reps, distributors and of course, our valued customers. Here's to many more years of growing this wonderful partnership that I am extremely proud to be part of.

ROBERT G. RUHLMAN
EXECUTIVE CHAIRMAN

FINANCIAL HIGHLIGHTS

Fiscal year 2025 marked a year of meaningful progress for PLP. Following the sales decline in 2024, the Company delivered a strong recovery in sales, reaching levels near historical records. The 13% increase in net sales reflected strengthening demand across our core energy and communications end markets. The energy market growth aligns with the global need for additional energy infrastructure to meet the increase in forecasted demand for the foreseeable future. While PLP-USA led the recovery, growth was broad-based across all regions, reinforcing the value of PLP's international footprint and local market presence. Our global operations continue to provide flexibility and resilience, enabling consistent execution across geographies.

While international markets provided significant contributions to 2025 results, PLP remains steadfast in its commitment to U.S. manufacturing—a hallmark of the Company for more than 75 years. Margins in the United States were affected by newly enacted tariffs in April 2025, principally the Section 232 steel and aluminum tariffs, as well as the related impact of inflation on U.S. inventories accounted for on a Last in First Out (LIFO) basis, together totaling approximately $24.1 million. These headwinds were partially offset through strategic pricing actions designed to mitigate additional costs resulting from the new tariff environment and operational discipline. Our significant U.S. manufacturing footprint also allowed us to maintain low lead times and respond quickly to customer needs.

Across both U.S. and international operations, we continue to invest in the people, engineering, and infrastructure necessary to scale for anticipated future growth. These investments will increase costs in the near term but are necessary to support improved execution and scalability for the anticipated future growth in global energy market sales, thus enabling long-term value creation.

In 2025, the Company completed the termination of its U.S. pension plan through the purchase of a group annuity product, further strengthening the balance sheet and reducing long-term obligations and volatility. A non-cash pre-tax charge of $11.7 million was recorded in the third quarter related to the pension plan termination.

Despite the headwinds faced during the year, adjusted net income increased $5.9 million, and adjusted fully diluted EPS increased 16% to $8.70 per share, excluding the pension termination charge. These results highlight the underlying strength of the business and the effectiveness of our operating discipline.

PLP ended 2025 with a strong balance sheet and solid liquidity. Net cash provided by operating activities totaled $73.5 million for the year. Our strong cash position provides flexibility to support operations, capital investments, and strategic priorities, while working capital was actively managed and debt levels remained modest. In December, we announced a quarterly dividend of $0.21 per share, a 5% increase and the first such increase since being listed on the Nasdaq Stock Exchange in 2001.

Consistent with our long-term strategy, PLP continued to invest in property, plant, and equipment during 2025. Capital expenditures totaled $43.4 million, driven by the targeted investments in Poland and Spain to expand and enhance manufacturing capabilities in support of future growth.

PLP enters 2026 with a strong financial foundation, a diversified global platform, and a continued focus on disciplined execution. Supported by secular tailwinds in the global energy and communications end markets, the Company is well positioned to invest for growth, navigate market uncertainty, and pursue long-term value creation, both organically and through selective strategic acquisitions.

I would like to thank our employees worldwide for their dedication and contributions throughout the year, and our shareholders for their continued support and confidence in PLP.



ANDREW S. KLAUS
CHIEF FINANCIAL OFFICER

	2025	2024	2023
RESULTS OF OPERATIONS			
NET SALES	**$669.3**	$593.7	$669.7
GROSS PROFIT	**208.5**	189.8	234.8
GROSS PROFIT AS OF % NET SALES	**31.2%**	32.0%	35.1%
PRE-TAX INCOME	**45.6**	50.8	82.3
NET INCOME	**35.3**	37.1	63.3
PER SHARE DATA			
NET INCOME PER SHARE DILUTED	**$7.14**	$7.50	$12.68
BOOK VALUE PER SHARE	**$96.90**	$85.94	$84.79

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA

2025
$669.3 M

2024
$593.7 M

2023
$669.7 M

Between the continued efforts to extend fiber to all, aging infrastructure, and the rapid escalation of AI-driven resource demands, 2025 was defined by one constant: *rising demand.*

ENERGY GRID EXPANSION

As energy demand accelerates worldwide due to population growth, industrial expansion, the rapid growth of AI-driven data centers, and the electrification of transportation, power grids everywhere are being pushed beyond their original design limits. Grid operators and governments across multiple regions are responding by prioritizing transmission expansion, system hardening, and large-scale grid modernization investments. In the United States, the U.S. Department of Energy has emphasized the critical need to expand transmission capacity, while similar initiatives are underway across Europe, Asia-Pacific, Latin America, the Middle East, and Africa. A growing share of this investment is focused on extra-high-voltage (EHV) transmission lines and substations, including 765 kV-class infrastructure, which is essential for efficiently moving large blocks of power over long distances.

Working closely with our global subsidiaries and partners, we are well-positioned to support this worldwide buildout. PLP's 765 kV substation product offering builds on PLP SubCon's decades of experience delivering EHV substation connectors globally for systems up to 1100 kV. From a transmission perspective, our Marketing and Engineering teams are collaborating across regions, partnering with PLP South Africa on insulator assembly designs, PLP Thailand on spacer damper designs and component supply, and our Global Sourcing team on forgings and castings to develop robust, regionally optimized solutions.

While the construction phase for many of these large-scale projects is expected to ramp up in the 2030s, engineering, specification, and procurement planning is already well underway. To support this early-stage activity, we are placing strong emphasis on EHV technologies across our global travel and trade show schedule, engaging utilities, EPCs, and consultants worldwide to foster early collaboration and help shape competitive, compelling solutions for the next generation of transmission infrastructure.





Touchpoint In Action
Installation of PLP Substation Solutions
Nusa Tenggara Barat, Indonesia





Touchpoint In Action
FTTH Conference
Amsterdam, Netherlands

BROADBAND EXPANSION

Broadband connectivity has become foundational infrastructure—essential to economic growth, education, healthcare, and public safety. In recent years, significant public and private investment across the United States and around the world has accelerated fiber deployment at a scale not seen before. Governments, utilities, and network operators are expanding access in underserved communities, modernizing aging networks, and building capacity for rapidly increasing data consumption driven by cloud computing, artificial intelligence, and connected devices.

At PLP, we're supporting this transformation by aligning our manufacturing, engineering, and product development strategies with both current deployment needs and long-term network evolution. In the U.S., the Broadband Equity, Access, and Deployment (BEAD) Program represents a historic commitment to closing the digital divide. PLP took an early leadership role in the Build America, Buy America (BABA) Act requirements, becoming the first manufacturer to self-certify the majority of our fiber optic closures and pole line hardware intended for the U.S. market as BABA-compliant—enabling customers to move forward with confidence on federally funded projects.

Globally, similar broadband expansion efforts are driving fiber-to-the-home, rural connectivity, and backbone upgrades, particularly in Europe, where our strong local footprint is enabling us to capitalize on emerging regional opportunities. We pride ourselves on working closely with service providers and utilities worldwide, leveraging our global manufacturing base and sourcing capabilities to support diverse standards and deployment environments.

Looking ahead, we will continue investing in advanced manufacturing and application engineering to support the next phase of global broadband growth—helping our customers build scalable, durable networks that connect more communities, in more places, for generations to come.

THE AI OPPORTUNITY

The rapid ascent of artificial intelligence to the mainstream has created both substantial new infrastructure demands and new opportunities to improve how organizations operate. AI data centers require seamless, high-speed connectivity for data processing, as well as massive amounts of power, comparable to that of a small city. While this staggering resource intake exposed critical vulnerabilities across existing energy and communications infrastructure, AI's output continues to argue its worth. PLP is uniquely positioned at both ends of this AI opportunity, benefiting from the boom in infrastructure needs while exploring its operational applications.

As a people-first company, we see AI as an opportunity to improve workflow and enhance the customer experience, not as a direct replacement for the human element of the process. Across the board, teams are utilizing and exploring programs that can automate repetitive tasks, generate ideas, and predict needs.

> *AI is becoming an increasingly important tool in how we think about serving our customers, from gaining better insights to improving internal efficiency. While we're still early in that journey, we see significant opportunity for AI to help us work smarter, respond faster, and continue elevating the overall customer experience.*
>
> — **Miranda Tomac**
> *Manager, Customer Experience*

True innovation lies in embracing emerging technologies to tackle complex challenges and transform them into smarter, more effective solutions—something PLP has focused on for nearly 80 years.

PLP continued to deliver dependable, fiscally responsible solutions through strengthening and expanding existing product lines, partnering with other industry leaders, and continuing to empower customers with the knowledge and confidence to succeed.

INDUSTRY PARTNERSHIPS

Strong external partnerships and active industry engagement are central to our ability to anticipate market needs, accelerate innovation, and deliver solutions that create real value for customers. Across the energy and communications sectors, PLP team members work closely with fellow manufacturers, distributors, utilities, contractors, and end customers to share expertise, exchange feedback, and collaboratively solve complex infrastructure challenges.

These relationships are complemented by PLP's deep involvement in leading industry organizations, including IEEE, CIGRE, Fiber Broadband Association, NRECA, NAAUD, American Public Power Association, SCTE, and the FTTH Council Europe, as well as dozens of regional and country-specific associations. Several PLP employees actively participate in technical working groups and senior-level committees within these organizations, contributing to standards development, best-practice guidance, and long-term industry roadmaps.

This broad organizational involvement provides our team with early visibility into emerging technologies, regulatory trends, and evolving system requirements. It also creates direct channels for PLP to share field-proven experience, influence technical direction, and ensure that product development aligns with real-world conditions.

Our collaborative approach extends to strategic partnerships with innovative technology providers. A recent example is the newly announced partnership with FulcrumAir to co-develop next-generation robotic installation systems for overhead power line construction projects. By combining PLP's deep application expertise with FulcrumAir's robotics capabilities, the partnership aims to deliver safer, faster, and more efficient installation solutions for utilities worldwide.

Together, these partnerships and organizational relationships strengthen PLP's market intelligence, accelerate innovation cycles, and reinforce the company's position as a trusted, long-term partner in building and maintaining critical infrastructure around the globe.





Touchpoint In Action
Robotic Installation of PLP BIRD-FLIGHT™ Diverters
Southeastern Australia





Touchpoint In Action
Fiber Connect Trade Show
Nashville, U.S.

EXPERT EDUCATION

As infrastructure challenges continue to grow in scale and complexity, we are focused on expanding how we share our expertise, technical insight, and practical knowledge with our global customer base. Through a combination of long-form content, hands-on training, direct engineering engagement, and digital communications, PLP continues to bridge the gap between complex engineering and accessible professional development.

One cornerstone of this effort is our recently launched "Connecting the Lines" podcast. These in-depth discussions, typically ranging from 40 to 80 minutes, explore a wide range of critical infrastructure topics, including new product development, workforce training, manufacturing automation, grid resilience, and fiber optic technologies. Each episode features PLP subject matter experts and industry partners who bring decades of real-world experience and offer practical, actionable perspectives. For maximum accessibility, episodes are available in both audio and full-length video formats.

Beyond the podcast, we continue to place a strong emphasis on product training and project-specific engineering support as core pillars of our knowledge-sharing agenda. PLP teams regularly deliver structured product training programs for utilities, contractors, distributors, and internal stakeholders, covering proper application, installation best practices, performance expectations,

and evolving standards. These sessions are offered through a mix of in-person workshops, virtual training, and on-site field demonstrations, allowing customers to build confidence in both product selection and real-world execution.

PLP's engineering and technical teams also engage directly with customers on active and upcoming projects, providing application guidance, design support, and solution optimization tailored to specific system requirements.

This collaborative, project-focused approach helps customers address unique challenges such as complex environmental conditions. By working side-by-side with customers early in the design phase, PLP helps reduce risk, improve constructability, and support long-term system reliability.

Complementing these efforts, PLP's global social media presence serves as an extension of our education and communication strategy, delivering timely updates on new technologies, project highlights, and industry trends in concise, engaging formats. Together, these channels create a continuous flow of information that keeps customers informed, connected, and aligned with the innovations shaping the future of the critical infrastructure industries we support.



BRAND SPOTLIGHT: 30 YEARS OF COYOTE®

In 2025, PLP marked the 30th anniversary of its COYOTE Fiber Optics product line with an updated brand identity and the continued growth of key solutions, including the STP Pro Series closures and COYOTE Pedestals. Since its introduction in 1995, the COYOTE platform has evolved into one of the industry's most trusted fiber management solutions, supporting the expansion of high-speed broadband networks across the globe. Today, the portfolio continues to expand to meet the growing demand for reliable, scalable fiber infrastructure.

Watch the journey of innovation from 1995 to today at GO.PLP.COM/COYOTE30YEARS

In a year marked by intense global focus on technology and automation, PLP remained committed to investing in innovation and operational excellence—proving that there's still no substitute for human connection.

ORGANIZATIONAL GROWTH

The foundation of any strong organization is continuous improvement, purposeful growth, and the ability to anticipate and respond to evolving market needs. Across every region, we strategically align our operations with the accelerating pace of global infrastructure investment, while continuing to invest in people, equipment, and facilities that position the company to support emerging opportunities.

AMERICAS

Across the Americas region, we continue to strengthen our manufacturing footprint and expand technical capabilities. In addition to investing in new equipment and processes at existing facilities, we added another strategic touchpoint in Pedreira, Brazil, with the acquisition of J.A.P. Indústria de Materiais para Telefonia Ltda (JAP Telecom) in May 2025.

Located approximately 70 miles from PLP's existing manufacturing facility in southeastern Brazil, JAP Telecom brings more than 20 years of experience serving leading telecommunications operators and internet service providers throughout South America. The company's core portfolio includes fiber optic closures, connectivity devices, and infrastructure accessories designed specifically for local market requirements.

In North America, we also expanded our Aeolus® Line Monitoring team in Canada to support the growing adoption of advanced monitoring solutions and data-driven asset management. At the same time, we have continued to invest in engineering and technical resources across the United States and other regions to support the increasing volume and complexity of extra-high-voltage (EHV) transmission and substation projects. These teams are actively engaged in early-stage design collaboration, specification development, and project execution support.

EMEA

Our European operations initiated major upgrades and investments in new facilities, reflecting confidence in the region's long-term growth outlook. Operations in Poland and Spain are transitioning from smaller sites to much larger, more modern facilities that provide increased





Touchpoint In Action
Leadership Visit to New PLP Spain Facility
Sevilla, Spain



Touchpoint In Action
KZN LEAN Conference Safety Presentation
Pietermaritzburg, South Africa

production and warehouse capacity, improved workspaces and employee amenities, and expanded capabilities for research, testing, and new product development. These investments enhance our ability to serve customers across Europe, the Middle East, and Africa with greater speed, flexibility, and technical depth.

ASIA-PACIFIC

In the Asia-Pacific region, we're continuing to expand manufacturing, sourcing, and engineering collaboration to support both local and global programs. Teams in the region play a key role in the design and supply of critical transmission and substation components, while also supporting product localization and cost-competitive global sourcing initiatives. These capabilities enable us to respond quickly to regional infrastructure growth while contributing to worldwide programs that benefit our global customer base.

ONE GLOBAL COMPANY, ALIGNED LOCALLY

As PLP continues to expand into new markets and geographies, maintaining alignment across a growing global footprint becomes increasingly important. At our global headquarters in Cleveland, cross-functional teams work closely with regional and local leadership to ensure efforts remain coordinated and focused on shared objectives across both domestic and international operations. Every team member plays a role in uniting PLP's more than 20 global subsidiaries into one connected organization.

To support consistent execution, over the last several years, our functional teams have worked hard to develop and maintain Global Operating Systems that define best practices for safety, operations, and training, among many other critical areas. In 2025, these standards were further reinforced and expanded, helping establish a common foundation while still allowing flexibility for regional requirements. The goal is not centralized control, but shared understanding and mutual accountability.

COLLABORATION WITHOUT BORDERS

Collaboration is a defining characteristic of PLP's global culture. Throughout 2025, teams at all levels engaged in frequent in-person and virtual interactions to exchange ideas, align priorities, and support joint initiatives. Travel and site visits enabled subsidiaries to host colleagues from other regions, collaborate on upcoming projects, and showcase local capabilities. These exchanges ensured that perspectives from across the organization informed both local and companywide decision-making.

At the same time, expanded digital collaboration tools strengthened connections between PLP HQ and subsidiaries, as well as among subsidiaries themselves. It's not always easy to collaborate across time zones, but enabling specialized expertise and resources to be shared globally and applied where they add the greatest value is a significant market advantage that we are proud to offer.

INVESTING IN PEOPLE AND CONTINUOUS IMPROVEMENT

PLP's commitment to connection extends beyond operations to the people who power the organization. Even amid rapidly changing global markets, PLP continues to prioritize employee safety, development, and engagement.

In 2025, PLP's Continuous Improvement team traveled extensively throughout North America and to nearly every global subsidiary to reinforce safety practices, recognize successes, and exchange best practices. Each location also creates opportunities tailored to its workforce and culture, supporting both professional growth and a shared sense of purpose.

Together, these efforts reinforce a global culture built on collaboration, respect, and continuous improvement, enabling PLP to operate as one company while benefiting from the strength and diversity of its worldwide team.

GLOBAL TOUCHPOINTS

CANADA
130 km 240 kV
transmission project

GLOBAL HEADQUARTERS
Cleveland, OH

U.S.
International
Lineman's Rodeo

BRAZIL
PLP and JAP Telecom
integration event

● PLP LOCATION

● TOUCHPOINT

PLP is proud to be a globally connected company. Each touchpoint is a stop where PLP boots were on the ground, engaging, educating, and working to continue being The Connection You Can Count On®. Explore just a fraction of the 2025 touchpoints, called out in the photos.

NORWAY
Aeolus® installation on one of Norway's longest transmission line fjord crossings

POLAND
New facility construction begins

CHINA
Large-scale Air Flow Spoiler deployment for high-speed rail

INDONESIA
Transmission suspension hardware installation

DUBAI
Exhibit at GITEX, the world's largest technology fair

NEW ZEALAND
Prime Minister Christopher Luxon visits Auckland facility



In Memoriam
Michael E. Gibbons

We were stunned and saddened to learn of the untimely passing of Mike Gibbons on September 15, 2025, while in Norway, visiting family. Mike had been a member of our Board of Directors since 2008.

A highly successful entrepreneur and founding member of Brown Gibbons Lang & Company, a Cleveland-based investment firm; two-time candidate for Ohio Senator; strong supporter of his alma mater, St. Ignatius High School and dedicated family man, Mike added a wealth of experience and knowledge to our Board for 17 years. Beyond his practical experience he added a level of warmth and friendship perfectly suited to PLP, qualities that are becoming increasingly rare in the world of business. We will miss Mike, but fondly remember his contribution, his friendship and his ability to tell a pretty good story now and then.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2025

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the Transition Period From _____ To _____**

Commission file number 0-31164

Preformed Line Products Company

(Exact name of registrant as specified in its charter)

Ohio	34-0676895
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

660 Beta Drive Mayfield Village, Ohio	44143
(Address of Principal Executive Office)	(Zip Code)

(440) 461-5200

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, $2 par value per share	PLPC	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller Reporting Company ☐   Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of voting and non-voting common shares held by non-affiliates of the registrant as of June 30, 2025 was $402,619,401 based on the closing price of such common shares, as reported on the NASDAQ National Market System. As of February 20, 2026, there were 4,896,855 common shares of the Company ($2 par value) outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the Annual Meeting of Shareholders to be held May 4, 2026 are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14.

Table of Contents

Forward-Looking Statements

This Form 10-K and other documents filed with the Securities and Exchange Commission ("SEC") contain forward-looking statements regarding Preformed Line Products Company's (the "Company") and the Company's management's beliefs and expectations. Any forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance (as opposed to historical items) and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Use of words such "anticipates," "believes," "may," "should," "will," "would," "could," "plans," "projects," "expects," "estimates," "predicts," "targets," "forecasts," "intends," "contemplates," and similar words may identify forward-looking statements. Such forward-looking statements are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the Company's control. Such uncertainties and factors could cause the Company's actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

The following factors, among others, could affect the Company's future performance and cause the Company's actual results to differ materially from those expressed or implied by forward-looking statements made in this report:

- The overall demand for cable anchoring and control hardware for electrical transmission and distribution lines on a worldwide basis, which has a slow growth rate in mature markets such as the United States ("U.S."), Canada, Australia and Western Europe and may grow slowly or experience prolonged delay in developing regions despite expanding power needs;

- The impact of global economic conditions, including the impact of inflation, previously enacted or future tariffs and related economic uncertainty (including due to the outcome of legal challenges), and rising interest rates, on the Company's ongoing profitability and future growth opportunities in the Company's core markets in the U.S. and other foreign countries, which may experience continued or further instability due to political and economic conditions, social unrest, acts of war, military conflict (such as the Russian-Ukrainian, Israeli-Palestinian and Iranian conflicts), international hostilities or the perception that hostilities may be imminent, terrorism, changes in diplomatic and trade relationships and public health concerns (including viral outbreaks such as COVID-19);

- The ability of the Company's customers to raise funds needed to build the infrastructure projects their customers require;

- Technological developments that affect longer-term trends for communication lines, such as wireless communication;

- The decreasing demand for product supporting copper-based infrastructure due to the introduction of products using new technologies or adoption of new industry standards;

- The Company's success at continuing to develop proprietary technology and maintaining high quality products and customer service to meet or exceed new industry performance standards and individual customer expectations;

- The Company's success in strengthening and retaining relationships with the Company's customers, growing sales at targeted accounts and expanding geographically;

- The extent to which the Company is successful at expanding the Company's product line or production facilities into new areas or implementing efficiency measures at existing facilities;

- The effects of fluctuation in currency exchange rates upon the Company's foreign subsidiaries' operations and reported results from international operations, together with non-currency risks of investing in and conducting significant operations in foreign countries, including those relating to political, social, economic, trade and regulatory factors;

- The Company's ability to identify, complete, obtain funding for and integrate acquisitions for profitable growth;

- The potential impact of consolidation, deregulation and bankruptcy among the Company's suppliers, competitors and customers and of any legal or regulatory claims;

- The relative degree of competitive and customer price pressure on the Company's products;

- The cost, availability and quality of raw materials required for the manufacture of products and any tariffs that have been, and in the future may be, associated with the purchase of these products or components of these products. The Company's supply chain has faced and could continue to face disruptions and constraints from such tariffs, inflationary pressures and ongoing wars and military conflicts, which could have a material, adverse effect on the ability to secure raw materials and supplies;

- Strikes, labor disruptions and other fluctuations in labor costs;

- Changes and uncertainty in significant government regulations and funding priorities, including those affecting environmental compliance or other regulatory matters, or third-party litigation matters;

- Security breaches or other disruptions to the Company's information technology structure;

- The telecommunication market's continued deployment of Fiber-to-the-Premises;

- The impact of any failure to timely implement and maintain adequate financial, information technology and management processes and controls and procedures; and

- Those factors described under the heading "Risk Factors" on page 9.

In light of these risks and uncertainties, the Company cautions you not to place undue reliance on these forward-looking statements. Any forward-looking statements that the Company makes in this report speaks only as of the date of such statement, and the Company undertakes no obligation to update any forward-looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

Item 1. Business

Background

Preformed Line Products Company together with its subsidiaries (the "Company" or "PLP") is an international designer and manufacturer of products and systems employed in the construction and maintenance of overhead, ground-mounted and underground networks for energy, telecommunication, cable, data communication and other similar industries. The Company's primary products support, protect, connect, terminate and secure cables and wires. The Company provides formed wire solutions, connectors, fiber optic and copper splice closures, solar hardware mounting applications, and electric vehicle charging station foundations. The Company's goal is to continue to achieve profitable growth as a leader in the research, innovation, development, manufacture and marketing of technically advanced products and services primarily related to the energy and communications markets.

The Company serves a worldwide market through strategically located domestic and international manufacturing facilities. Each of the Company's domestic and international manufacturing facilities have obtained or are actively seeking an International Organization of Standardization ("ISO") 9001:2015 Certified Management System Certificate. The ISO 9001:2015 certified management system is a globally recognized certified quality standard for manufacturing and assists the Company in marketing its products throughout the world. The Company's customers include public and private energy utilities and communication companies, cable operators, governmental agencies, contractors and subcontractors, distributors and value-added resellers. The Company is not dependent on a single customer or small group of customers. The Company has one customer accounting for 10.7% of the Company's consolidated revenues.

The Company's products include:

- Energy Products
- Communications Products
- Special Industries Products
  - Solar Framing and Electric Vehicle Products
  - Inspection Services

Energy Products are used for supporting, protecting, terminating and splicing transmission and distribution lines as well as bolted, welded, and compressed connectors for substations. PLP offers a full array of products for OPGW (Optical Ground Wire) and ADSS (All Dielectric Self Supporting) fiber optic cables, which are commonly used to monitor and control power networks. Formed wire products are the mainstay of PLP's product offering and such products enjoy an almost universal acceptance in the Company's markets. Formed wire products are based on the principle of forming a variety of stiff wire materials into a helical (spiral) shape. The advantages of using the Company's helical formed wire products are that they are economical, dependable and easy to use. Additional energy product offerings include a wide array of string hardware products, polymer insulators, wildlife protection, substation fittings and motion control devices like spacer dampers. Energy products were approximately 71%, 71%, and 64% of the Company's revenues in 2025, 2024 and 2023, respectively.

Communications Products include rugged outside plant (OSP) closures to protect and support wireline and wireless networks, such as fiber optic cable or copper cable, from moisture, environmental hazards and other potential contaminants. The precision engineered OSP closures support many FTTx (Fiber-to-the-X) and 4G/5G applications and are deployed at various points in the network—deadend, middle-mile and last-mile—but primarily are used in modern FTTH (Fiber-to-the-Home) applications. In addition to the OSP closures, the Company supplies demarcation related products that include wall boxes, pre-terminated cabinets, wall plates and passive components that are typically deployed at residences, businesses or MDUs (Multi-dwelling units). The Company supplies formed wire products, utility pole line hardware, motion control products and cable storage devices used to hold, support, protect and terminate various cable types that are used to transfer voice, video or data signals. These communications products serve all segments of the telecommunications industry including but not limited to network operators, broadband service providers, wireless internet service providers, enterprise networks, educational institutions, and electric utilities deploying fiber optics. Communications products were approximately 22%, 22%, and 29% of the Company's revenues in 2025, 2024 and 2023, respectively.

Special Industries Products include hardware assemblies, pole line hardware, plastic products, cable dynamics/vibration solutions, interior/exterior connectors, tools, and urethane solutions. They are used by energy, renewable energy, communications, cable and other industries for specialized applications. Also included in Special Industries is the Inspection Services group which provides safe and reliable drone inspection services for utility assets, including transmission and distribution power lines, substations, generation facilities, and communications assets as well as solar framing and electric vehicle (EV) offerings which include mounting solutions for photovoltaic solar applications, including commercial, industrial, utility, and residential applications as well as prefabricated, precision-engineered EV charging station foundations. Special Industries products were approximately 7%, 7%, and 7% of the Company's revenues in 2025, 2024 and 2023, respectively.

International Operations

The international operations of the Company are similar to its domestic ("PLP-USA") business. The Company manufactures similar types of products in its international plants as are sold domestically, sells to similar types of customers and faces similar types of competition (and in some cases, the same competitors). Sources of supply of raw materials are not significantly different internationally. See Note 15 in the Notes to Consolidated Financial Statements for information and financial data relating to the Company's international operations that represent reportable segments.

Sales and Marketing

The Company markets its products through a direct sales force and manufacturing representatives. The direct sales force is employed by the Company and works with manufacturers' representatives, as well as key direct accounts and distributors who also buy and resell the Company's products. The manufacturers' representatives are independent organizations that represent the Company as well as other complementary product lines. These organizations are paid a commission based on the sales amount they generate.

Research and Development

The Company is committed to providing technical leadership through scientific research and product development in order to continue to expand the Company's position as a supplier to the communications and power industries. Research is conducted on a continuous basis using internal experience in conjunction with outside professional expertise to develop state-of-the-art materials for several of the Company's products. These products capitalize on cost-efficiency while offering exacting mechanical performance that meets or exceeds industry standards. The Company's research and development activities have resulted in numerous patents being issued to the Company (see "Patents and Trademarks" below).

To understand the performance of its products, and enhance the goals of ensuring quality and exceeding customer expectations, the Company has a 38,000-square-foot Research and Engineering Center located at its corporate headquarters in Mayfield Village, Ohio. Using the Research and Engineering Center, engineers and technicians simulate a wide range of external conditions encountered by the Company's products to ensure quality, durability and performance. The work performed in the Research and Engineering Center includes advanced studies and experimentation with various forms of vibration and environmental changes.

The Research and Engineering Center is one of the most sophisticated in the world in its specialized field. The Research and Engineering Center also has an advanced prototyping technology machine on-site to develop models of new designs where intricate part details are studied prior to the construction of expensive production tooling. Today, the Company's reputation for vibration testing, tensile testing, fiber optic cable testing, environmental testing, field vibration monitoring and third-party contract testing is a competitive advantage. In addition to testing, the work performed at the Company's Research and Development Center continues to fuel product development efforts. The Company's position in the industry is further reinforced by its long-standing leadership role in many key international technical organizations which are charged with the responsibility of establishing industry-wide specifications and performance criteria, including IEEE (Institute of Electrical and Electronics Engineers), CIGRE (Conseil Internationale des Grands Reseaux Electriques a Haute Tension), and IEC (International Electromechanical Commission). Research and development costs are expensed as incurred.

Patents and Trademarks

The Company applies for patents in the U.S. and other countries, as appropriate, to protect its significant patentable developments. As of December 31, 2025, the Company had in force 75 U.S. patents and 104 international patents in 21 countries and had 38 pending U.S. patent applications and 97 pending international applications. While such domestic and international patents expire from time to time, the Company continues to apply for and obtain patent protection on a regular basis. Patents held by the Company in the aggregate are of material importance in the operation of the Company's business. The Company, however, does not believe that any single patent, or group of related patents, is essential to the Company's business as a whole or to any of its businesses. Additionally, the Company owns and uses a substantial body of proprietary information and numerous trademarks. The Company relies on nondisclosure agreements to protect trade secrets and other proprietary data and technology. As of December 31, 2025, the Company had obtained U.S. registration on 35 trademarks, and no trademark applications remained pending. International registrations amounted to 242 registrations in 47 countries, with 4 pending international registrations.

U.S. patents are issued for terms of 20 years beginning with the date of filing of the patent application. Patents issued by international countries generally expire 20 years after filing. U.S. and international patents are not renewable after expiration of their initial term. U.S. and international trademarks are generally perpetual, renewable in 10-year increments upon a showing of continued use. To the knowledge of management, the Company is not subject to any significant allegation or charges of infringement of intellectual property rights by any organization.

In the normal course of business, the Company occasionally makes and receives inquiries with regard to possible patent and trademark infringement. The extent of such inquiries from third parties has been limited generally to verbal remarks or letters to Company representatives. The Company believes that it is unlikely that the outcome of these inquiries will have a material adverse effect on the Company's financial position.

Competition

All of the markets that the Company serves are highly competitive. In each market, the principal methods of competition are price, performance, and service. The Company believes, however, that several factors (described below) provide the Company with a competitive advantage.

- The Company has a strong and stable workforce. This consistent and continuous knowledge base has afforded the Company the ability to provide superior service to the Company's customers and representatives.

- The Company's Research and Engineering Center and the engineering departments at the Company's subsidiary operations around the world maintain a strong technical support function to develop unique solutions to customer demands.

- The Company is vertically integrated both in manufacturing and distribution and is continually upgrading equipment and processes.

- The Company is sensitive to the marketplace and provides an extra measure of service in cases of emergency, storm damage and other supply delivery situations. This high level of customer service and customer responsiveness is a hallmark of the Company.

- The Company's domestic and international sales and manufacturing locations ensure close support and proximity to customers worldwide.

Domestically, there are several competitors for formed wire products. Although it has other competitors in many of the countries where it has operations, the Company has leveraged its expertise and is very strong in the global market. The Company believes that it is the world's largest manufacturer of formed wire products for energy and communications markets. However, the Company's formed wire products compete against other pole line hardware products manufactured by other companies.

The OSP closure market is one of the most competitive product areas for the Company, with a number of primary competitors and several smaller niche competitors that compete at all levels in the marketplace. The Company believes that it is one of four leading suppliers of OSP closures.

Sources and Availability of Raw Materials

The principal raw materials used by the Company are galvanized wire, stainless steel, aluminum covered steel wire, aluminum rod, plastic resins, glass-filled plastic compounds, neoprene rubbers and aluminum castings. The Company also uses certain other materials such as fasteners, packaging materials and fiber communications devices. The Company believes that it has adequate sources of supply for the raw materials used in its manufacturing processes, and it regularly attempts to develop and maintain sources of supply in order to extend availability and encourage competitive pricing of these products.

Most plastic resins are purchased under contracts to stabilize costs and improve delivery performance and are available from a number of reliable suppliers. Wire and aluminum rods are purchased in standard stock diameters and coils under contracts from a number of reliable suppliers. Contracts have firm prices except for fluctuations of base metals and petroleum prices, which result in surcharges when global demand is greater than the available supply.

The Company also relies on certain other manufacturers to supply products that complement the Company's product lines, such as ferrous castings, fiber optic cable and connectors and various metal racks. The Company believes there are multiple sources of supply for these products.

The Company has expanded its supply chain but, in limited circumstances, does rely on sole source manufacturers for certain raw materials. This reliance presents a risk that existing suppliers could go out of business or be unable to meet customer demand. However, there are other potential sources available for these materials, and the Company believes that it could relocate the tooling and processes to other manufacturers if necessary.

During the twelve months ending December 31, 2025, the high tariff environment significantly impacted the costs of raw material imports, especially steel and aluminum. Given the current macro-economic and political climates, the February 2026 U.S. Supreme Court ruling that set aside unlawfully imposed tariffs (but not tariffs on steel and aluminum) and the further tariff actions that followed, it is difficult to predict the scope, duration, and application of current and future tariffs and other trade measures. As new tariffs are enacted, additional trade restrictions are imposed or inflationary pressures emerge, it may require further price adjustments to maintain profit margin and any price increases may have a negative effect on demand. Further, to the extent amounts are refunded for previously paid tariffs that impacted the Company, it is unknown how such refunds would be processed or the timeline for doing so and whether any such amounts would be recovered by the Company.

Backlog Orders

Order backlog was approximately $232.8 million at the end of 2025 and $191.0 million at the end of 2024. All customer orders entered are firm at the time of entry. Substantially all of the backlog existing at December 31, 2025 is expected to be shipped to customers in 2026.

Seasonality

The Company markets products that are used by utility maintenance and construction crews worldwide. The products are marketed through distributors and directly to end users, who maintain stock to ensure adequate supply for their customers or construction crews. As a result, the Company does not have a wide variation in sales from quarter to quarter.

People, Planet and Principles

The Company is subject to extensive and changing federal, state, and local environmental laws, including laws and regulations that (i) relate to air and water quality, (ii) impose limitations on the discharge of pollutants into the environment, (iii) establish standards for the treatment, storage and disposal of toxic and hazardous waste, and (iv) require proper storage, handling, packaging, labeling, and transporting of products and components classified as hazardous materials. Stringent fines and penalties may be imposed for noncompliance with these environmental laws. In addition, environmental laws could impose liability for costs associated with investigating and remediating contamination at the Company's facilities or at third-party facilities at which the Company has arranged for the disposal treatment of hazardous materials.

The Company believes it is in compliance in all material respects with all applicable environmental laws and the Company is not aware of any noncompliance or obligation to investigate or remediate contamination that could reasonably be expected to result in a material liability. The Company does not expect to make any material capital expenditures during 2026 for environmental control facilities. The environmental laws continue to be amended and revised, and compliance with future additional environmental requirements could necessitate capital outlays; however, the Company does not believe that these expenditures will ultimately result in a material adverse effect on its financial position or results of operations. Further, regulators in the U.S. and around the world, including the E.U., have been focused on proposing and/or implementing regulations to require certain disclosures related to climate change. If these regulations are ultimately adopted and become applicable to the Company, it could significantly increase the Company's compliance burdens and associated regulatory costs and complexity. The Company cannot predict the precise effect such enacted regulations or future requirements, if they become applicable to the Company, would have on the Company, and continues to monitor proposed and pending regulations. The Company believes that such regulations would affect the industry as a whole.

Weather events may impact the Company's business by increasing operating costs due to damage to its facilities and distribution systems and disruptions to its manufacturing processes due to the increased frequency and severity of storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events. As discussed above, climate related regulatory activity may adversely affect the Company's business and financial results by requiring the Company to reduce its emissions, make capital investments to modernize certain aspects of its operations, purchase carbon offsets, or otherwise pay for its emissions. The Company seeks to address these potential risks in its business continuity planning; however, such events could make it difficult for the Company to deliver products and services to its customers and cause it to incur substantial expense.

The Company is committed to supporting people and planet initiatives and being a responsible contributor to the environment, its employees, and the communities in which it operates. The Company's locations are focused on efforts to reduce its waste, water and energy consumption through the implementation of such programs as pollution prevention, recycling waste materials in both manufacturing and office facilities, reducing solid waste disposal, reducing air emissions, and implementing alternative energy sources. Some locations have also achieved the ISO-14001: Environmental Management Systems Certification.

In addition to monitoring and managing compliance with environmental regulations, the Company is also committed to being a responsible steward of the environment. For example, the Company is committed to protecting wildlife by working with utility companies to design and manufacture wildlife protection products that aid in reducing wildlife mortalities from interaction with electric power distribution lines, structures, and equipment. Its Wildlife Protection line of products includes the BIRD-FLIGHT™ Diverter, RAPTOR PROTECTOR™ Platform and a Squirrel Deterrent System. The Company is also committed to partnering with its customers to develop innovative products, technologies, and services that meet their needs while mitigating risk to the environment and natural resources. This is evident through the Company's commitment to supporting fiber-optic connectivity, which is more energy efficient than copper cable.

Additionally, the Company's product offerings bolster grid reliability and efficiency, increase resilience to climate events and enable transitions to new sources of energy and upgrade aging infrastructure. The Company also quickly provides repair products to customers in the event of emergencies or natural disasters such as hurricanes, tornadoes, earthquakes, floods or ice storms. PLP is a trusted supplier when natural disasters occur.

The Company maintains a tradition of supporting numerous charitable organizations and promoting community involvement. It makes donations to various organizations and encourages employees to do the same by offering matching donations. The Company shares its successes with the communities in which it operates at both a corporate and local level. Donations and investments in enhancing the lives of the people within the communities it impacts are an integral part of who the Company is and how it intends to represent its values.

Human Capital

At December 31, 2025, the Company had 3,734 employees, the overwhelming majority of which are full-time employees. Approximately 24% of the Company's employees are located in the U.S.

The Company views its employees and culture as keys to its success and believes that its employees are its greatest asset. The Company aims to attract and retain employees who will be empowered to have the freedom to make decisions and take actions in the best interest of the Company, while being recognized and accountable for those decisions and actions. The Company focuses on innovation, safety and engagement to develop the best talent.

The Company's goal is to create a work environment that enables employees to perform in an environment where they feel respected and valued. As a global company with employees in many countries, the Company values its broad diversity of cultures, ethnicities, races, languages, religions, sexual and gender orientations and a diverse, open and inclusive work environment. Workplace satisfaction is key to attracting and retaining employees. The Company has built a culture where integrity and honesty guide the decision-making process, while promoting a culture of learning and talent development through tuition reimbursement, training, wellness programs, flexible benefits, and competitive compensation. The Company has also adopted several policies, including the Code of Conduct, which stresses the importance of adhering to laws and contributing to society.

The Company has always had health and safety as a core value and promotes a culture that engages and empowers its employees to take responsibility for the health and safety of themselves and their co-workers.

For more information on the risks related to the Company's human capital resources, see Item 1A – Risk Factors.

Available Information

The Company maintains an Internet site at http://www.plp.com, on which the Company makes available, free of charge, the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. The Company's SEC reports can be accessed through the investor relations section of its Internet site. The information found on the Company's Internet site is not part of this or any other report that is filed or furnished to the SEC.

The public may read and copy any materials the Company files with or furnishes to the SEC at the SEC's Public Reference Room at 100 F. Street, NE., Washington, DC 20549. Information on the operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information filed with the SEC by electronic filers. The SEC's Internet site is http://www.sec.gov. The Company also has a link from its Internet site to the SEC's Internet site. This link can be found on the investor relations page of the Company's Internet site.

Item 1A. Risk Factors

The Company's business, operating results, financial condition and cash flows may be affected by a number of factors including, but not limited to those discussed below. Any of these factors could cause the Company's actual results to vary materially from recent results or future anticipated results.

Industry and Economic Risks

Due to the Company's dependency on the energy and communication industries, the Company is susceptible to negative trends relating to those industries that could adversely affect the Company's operating results.

The Company's sales to the energy and communication industries represent a substantial portion of the Company's historical sales. The concentration of revenue in such industries is expected to continue into the foreseeable future. Demand for products to these industries depends primarily on capital spending by customers for constructing, rebuilding, maintaining or upgrading their systems. The amount of capital spending and, therefore, the Company's sales and profitability are affected by a variety of factors, including general economic conditions, access by customers to financing, government regulation, demand for energy and cable services, energy prices, technological factors and the ability of our customers to utilize available inventory. As a result, some customers may significantly reduce or delay their spending or may not continue as going concerns, which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, as the Company adjusts its business to reflect such changes and uncertainties in the Company's industries and customer demand, the Company has incurred and may in the future incur exit-related costs and impairments of goodwill, definite lived intangible assets and property, fixtures and equipment. These costs and impairments could have a significant negative impact on the Company's operating results for the period in which they are incurred. Consolidation presents an additional risk to the Company in that merged customers will rely on relationships with a source other than the Company. Consolidation may also increase the pressure on suppliers, such as the Company, to sell product at lower prices.

The intense competition in the Company's markets, particularly communication, may lead to a reduction in sales and earnings.

The markets in which the Company operates are highly competitive. The level of intensity of competition may increase in the foreseeable future due to anticipated growth in the telecommunication and data communication industries and potential new entrants into the market. The Company's current competitors in the telecommunication and data communication markets are larger companies with significant influence over the distribution network. The Company may not be able to compete successfully against its competitors, many of which may have access to greater financial resources than the Company. In addition, the pace of technological development in the telecommunication market is rapid and these advances (i.e., wireless or fiber optic network infrastructure) and the ability of the Company's larger competitors or new providers to adapt more efficiently may adversely affect the Company's ability to compete in the telecommunications market. If the Company is unable to continue to compete effectively, its sales and margins could decline and its business, financial condition and results of operations would be adversely affected.

Competitors' introduction of products embodying new technologies or the emergence of new industry standards can render existing products or products under development obsolete or unmarketable and result in lost sales.

The energy and communication industries are characterized by rapid change in technology and customer requirements. Low Earth Orbit (LEO) Satellite communication, 5G, wireless and other communication technologies currently being deployed may represent a threat to copper, coaxial and fiber optic-based systems by reducing the need and desire for wire-line networks. Future advances or further development of these or other new technologies can render existing products or products under development obsolete or unmarketable, which may have a material adverse effect on the Company's business, operating results and financial condition as a result of lost sales.

Price increases or delayed or decreased availability of raw materials could result in lower earnings.

The Company's cost of sales may be adversely affected by increases in the market prices of the raw materials used in the Company's manufacturing processes. The Company has experienced, and is expected to continue to experience, a high tariff environment and inflationary pressures that have impacted its profit margins, primarily due to tariffs on raw materials (specifically, steel and aluminum). While tariffs imposed under the International Emergency Economic Powers Act (IEEPA) in 2025 were ruled to be illegal in February 2026 by the U.S. Supreme Court, the steel and aluminum tariffs remain in place and additional tariffs have been and may continue to be established. The Company has implemented price increases in the U.S. and internationally to mitigate rising material and tariff costs, and additional increases may be needed in the future to maintain profit margins. Price increases could impact the demand for the Company's products. The Company may not be able to pass on further price increases in raw materials to the Company's customers through increases in product prices. Further, to the extent amounts are refunded for previously paid tariffs that impacted the Company, it is unknown how such refunds would be processed or the timeline for doing so and whether any such amounts would be recovered by the Company. In addition, any decrease or delay in the availability of these materials or interruptions generally in the global supply chain could slow production and delivery to the Company's customers. In limited circumstances, the Company relies on sole source suppliers for certain materials and may face challenges or delays in establishing an alternative source. As a result of these factors, the Company's operating results and financial condition could be adversely affected.

The Company's international operations subject the Company to additional business risks that may have a material adverse effect on the Company's business, operating results and financial condition.

International sales account for a substantial portion of the Company's net sales (53%, 55%, and 48% in 2025, 2024 and 2023, respectively). Due to its international sales, the Company is subject to the risks of conducting business internationally, including unexpected changes in, or impositions of, legislative or regulatory requirements, which could materially adversely affect U.S. dollar sales or operating expenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection, reduced or limited protection of intellectual property rights, potentially adverse taxes and the burdens of complying with a variety of international laws and communications standards, including implementing appropriate internal controls. For example, the Company is subject to antitrust and tax requirements, anti-boycott regulations, import/export/customs regulations and other international trade regulations, the USA Patriot Act and the Foreign Corrupt Practices Act. Any new regulatory or trade initiatives, including tariffs, could impact the Company's operations in certain countries. Failure to comply with any such legal requirements could subject the Company to monetary liabilities and other sanctions, which could harm its business, results of operations and financial condition.

The Company is also subject to foreign currency volatility, which could materially impact the Company's operating results, including the impact of hyper-inflationary conditions in certain economies, particularly where exchange controls limit or eliminate the Company's ability to convert from local currency. The Company's operations are also exposed to general geopolitical risks, such as political and economic instability, social unrest, acts of war, military conflict, international hostilities or the perception that hostilities may be imminent, terrorism and changes in diplomatic and trade relationships, including any retaliatory measures, sanctions or tariffs imposed in response to any acts of war or military conflicts in connection with its operations. Any such disruption could cause delays in the production and distribution of the Company's products and the loss of sales and customers, particularly in regions where the Company maintains manufacturing operations or relies on cross border sourcing. Moreover, these types of events could negatively impact consumer spending or the economy in the impacted regions or depending upon the severity, globally, or lead to long-term volatility in the currency markets. These risks of conducting business internationally and the instability in global economic conditions may have a material adverse effect on the Company's business, operating results and financial condition.

The Company's financial condition and results could be adversely affected by its level of debt and changes in interest rates.

Any period of interest rate increases may adversely affect the Company's profitability. In addition, a higher level of floating rate debt would increase the exposure to changes in interest rates. As of December 31, 2025, the Company's total debt, including notes payable, was $39.5 million and the unused availability under its credit facility (the "Facility") was $52.0 million. The interest rate for the Facility is defined as the Secured Overnight Financing Rate ("SOFR") plus 1.225% unless the Company's funded debt to Earnings before Interest, Taxes and Depreciation ratio exceeds 3.00 to 1, at which point the SOFR spread becomes 1.600%. The Facility agreement also contains, among other provisions, requirements for maintaining levels of net worth and profitability. These covenants may restrict the Company's operations and prevent it from pursuing opportunities that would otherwise be in the Company's best interest for long-term growth. The Facility is currently scheduled to expire on June 30, 2028. Our ability to make scheduled payments on our debt obligations or enter into a new or extended credit facility depends upon our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to financial, business and other factors, many of which are beyond our control. If we are unable to timely make such payments, establish an extended term for our repayment obligations or establish a new credit facility for future borrowing, our financial condition, operations, liquidity and business prospects would be adversely affected.

Natural disasters, severe weather, climate change concerns, public health concerns, epidemics or pandemics could have a material adverse effect on the Company's business, operating results and financial condition.

Natural disasters, severe weather and the effects of climate change, including increased frequency and severity of storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events, and other catastrophic events could disrupt our operations, cause damage to our business operations, our suppliers or our customers; and have an adverse effect on the Company's operations, business and financial condition. Extreme weather conditions could also limit the availability of our resources, increase the costs of our products or cause the installation of our products and systems to be delayed or canceled. Further, legislative and regulatory responses to climate change initiatives could require the Company to incur increased costs, such as costs incurred to purchase carbon offsets or otherwise pay for the Company's emissions, and make additional and significant capital investments in the Company's business.

The Company also is subject to public health concerns, including viral outbreaks such as the COVID-19 pandemic. As with the disruption experienced with the COVID-19 pandemic, any future viral outbreak or health pandemic could disrupt the global supply chain, which could have a material adverse effect on the Company's ability to secure raw materials and supplies and could result in increased costs and the loss of sales and customers. The impact of any viral outbreak or health pandemic could potentially exacerbate all the risks discussed and lead to the creation of new risks, any of which could have a material adverse effect on the Company's business, operating results and financial condition. The duration and scope of any future viral outbreak or health pandemic cannot be predicted, and therefore, any anticipated negative financial impact to the Company's operating results cannot be reasonably estimated.

Business, Operations and Human Capital Risks

The Company's business could suffer if the Company fails to offer quality products and a high level of customer service, as well as develop and successfully introduce new and enhanced products that meet the changing needs of the Company's customers.

The Company's reputation and sales rely on its ability to continue to offer high quality products with timely delivery, accompanied by a high level of customer service, particularly in cases of emergency. If changes in the availability of materials or delays in the supply chain or transportation industry or advances in the products and level of customer service offered by competitors, among other factors, negatively impact the Company's ability to meet customer expectations, its sales and profits may suffer. The

Company's ability to anticipate changes in technology and industry standards and to successfully develop and introduce new products on a timely basis is a significant factor in the Company's ability to grow and remain competitive. New product development often requires long-term forecasting of market trends, development and implementation of new designs and processes and a substantial capital commitment. The trend toward consolidation of the energy, telecommunications and data communication industries may require the Company to quickly adapt to rapidly changing market conditions and customer requirements. In addition, as the Company expands its offerings in new areas, its success with these products and services will depend on its ability to offer quality, reliability and other competitive advantages. Any failure by the Company to anticipate or respond in a cost-effective and timely manner to technological developments or changes in industry standards or customer requirements, or any significant delays in product development or introduction or any failure of new products to be widely accepted by the Company's customers, could have a material adverse effect on the Company's business, operating results and financial condition as a result of reduced net sales.

The Company may not be able to successfully integrate businesses that it may acquire in the future or complete acquisitions on satisfactory terms, which could have a material adverse effect on the Company's business, operating results and financial condition.

A portion of the Company's growth in sales and earnings has been generated from acquisitions. The Company expects to continue a strategy of identifying and acquiring businesses with complementary products. In connection with this growth strategy, the Company faces certain risks and uncertainties in addition to the risks faced in the Company's day-to-day operations, including the risks pertaining to integrating acquired businesses (including integrating the acquired businesses' internal controls and procedures into our existing control structure), realizing the benefits of acquired technology, expanding exposure to unknown liabilities, utilizing and retaining new personnel and operating in new jurisdictions. Further, internal controls over financial reporting of acquired businesses may not meet required U.S. public company standards. The process of identifying, negotiating and integrating acquisitions can divert substantial time and attention of management and impose unexpected costs. In addition, the Company may incur debt to finance future acquisitions, and the Company may issue securities in connection with future acquisitions that may dilute the holdings of current and future shareholders. Covenant restrictions relating to additional indebtedness could restrict the Company's ability to pay dividends, fund capital expenditures, consummate additional acquisitions and significantly increase the Company's interest expense. Any failure to successfully complete acquisitions or to successfully integrate such strategic acquisitions could have a material adverse effect on the Company's business, operating results and financial condition.

The Company may have interruptions in or lose business due to the uncertainty of the global economy, including due to the lack of available funding for the Company's customers.

The demand for the Company's products is significantly affected by the amount of discretionary business and consumer spending, each of which is impacted by the continued uncertainty of the global economy. The Company's operations have been affected by and could continue to be adversely affected by global economic conditions such as recession, political or social unrest, economic instability, inflation, rising interest rates, tariffs and other trade restrictions, acts of war, military conflict, international hostilities or the perception that hostilities may be imminent, terrorism and changes in diplomatic and trade relationships, including any retaliatory measures, sanctions or tariffs imposed in response to any acts of war or military conflicts, public health concerns or otherwise. If these conditions adversely impact the liquidity and financial position of the Company's customers, their demand for the Company's products could decrease and their ability to pay in full and/or on a timely basis may also be impacted. A decline in demand for the Company's products and/or lack of funding to fulfill payment terms could have a negative impact on the Company's operating results and financial condition.

The Company employs information technology systems to support its business, and any material breach, interruption or failure may adversely impact the Company's business.

The Company employs information technology systems to support its business. Security breaches and other disruptions to the Company's information technology infrastructure have interfered and, in the future, could interfere with the Company's operations and could also compromise information belonging to the Company and its customers, suppliers and employees, exposing the Company to liability which could adversely impact the Company's business and reputation. In the ordinary course of business, the Company relies on information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities. Further, artificial intelligence tools are increasingly being used in our industry, and we are evaluating the use of such tools throughout our company. There are risks involved in developing and using artificial intelligence tools in our operations. Additionally, the Company collects and stores certain data, including proprietary business information, and has access to confidential or personal information in certain of its businesses that is subject to privacy and security laws, regulations and customer-imposed controls. Despite the Company's cybersecurity measures and oversight of such matters by the Audit Committee and the Board of Directors, which are continuously reviewed and upgraded, the Company's information technology networks and infrastructure and protected data are still vulnerable to damage, disruptions or shutdowns due to attack by hackers or breaches, employee error or malfeasance, power outages, computer viruses, telecommunication or utility failures, systems failures, service providers including cloud services, natural disasters or other catastrophic events. Use of artificial intelligence may increase these vulnerabilities, as well. It is possible for such vulnerabilities to remain undetected for an extended period, up to and including several years. In addition, the Company is subject to various data privacy laws in the many jurisdictions in which it operates, which are rapidly changing and require extensive compliance efforts. Any events that compromise the Company's systems or any failures to comply with applicable privacy laws could result in legal claims or proceedings, liability or penalties under privacy laws, disruption in operations, and damage to the Company's reputation, which could adversely affect the Company's business.

The Company depends on maintaining a skilled workforce, and any interruption in the workforce could negatively impact the Company's operating results and financial condition.

The Company's ability to sustain and grow its business requires a commitment to hire, retain and develop a highly skilled and diverse management team and workforce. Failure to ensure that the Company has the depth and breadth of personnel with the necessary skill set and experience, failure to compete within and outside the Company's markets to attract and retain employees, the loss of key employees or interruptions in the Company's workforce, including unionization efforts and changes in labor relations, could impede the Company's ability to deliver its growth objectives and execute its strategy. Labor shortages or increased labor-related costs have directly affected our results and, if they are significant or sustained, could adversely affect our results of operations and financial condition. Additionally, the health of the Company's employees is critical, and workplace safety is the Company's top priority.

The Company continues to develop and invest in human capital through continuing education, work-related certifications, and talent and performance management systems. These efforts directly impact the Company's ability to deliver its growth objectives and execute its strategy, though the Company remains susceptible to interruptions in the workforce that could affect the Company's operating results and financial condition.

A material disruption or unforeseen difficulties with any of our manufacturing facilities could negatively impact our operating results and financial condition.

The Company operates 26 manufacturing facilities domestically and internationally to strategically serve its worldwide markets. Equipment failures, operational interruptions, natural disasters and other unanticipated disruptions may decrease our ability to manufacture our products in a timely manner at our anticipated cost. Interruptions in our production due to such a disruption may lead to decreasing sales and necessitate capital expenditures, therefore negatively impacting our operating results and financial condition.

The Company may also face unforeseen difficulties if we decide to build, lease, expand, redesign, relocate or consolidate facilities. Despite planning, a real estate project may entail uncertainties regarding cost, timeliness, personnel and materials, and any of these variables may negatively impact the Company's operating results and financial condition.

The Company's stock price is subject to volatility.

The stock market in general is highly volatile. As a result, the market price of the Company's common shares is similarly volatile and could be subject to wide fluctuations in response to a number of factors, some of which may be beyond the Company's control. These factors include, among others, actual or anticipated fluctuations in the Company's operating results; changes in, or the inability to, achieve estimates of, its operating results by analysts, investors or management; analysts' recommendations regarding its stock or its competitors' stock; sales of substantial amounts of its common shares by shareholders; actions or announcements by the Company or its competitors; the maintenance and growth of the value of the Company's brands; litigation; legislation or other regulatory developments affecting the Company or its industry; widespread illness or pandemics; natural disasters; cyber-attacks; terrorist acts; war or other calamities and changes in general market and economic conditions.

Legal, Tax and Regulatory Risks

The Company may be adversely impacted by laws, regulations, and litigation.

The Company is subject to various laws and regulations in the many jurisdictions in which it operates. For example, extensive environmental regulations related to air and water quality, the discharge of pollutants, climate change, the handling of toxic waste and the handling and transport of products and components classified as hazardous impact its daily operations. Various employment and labor laws and regulations govern the Company's relationships with its employees throughout the world and affect operating costs. These laws and regulations relate to matters including employment discrimination, minimum wage requirements, overtime, unemployment tax rates, workers' compensation rates, working conditions, immigration status, tax reporting and other wage and benefit requirements. The introduction of new laws or regulations, or changes in existing laws or regulations, including minimum wage increases, mandated benefits, climate change-related disclosures or other requirements that impose additional obligations on the Company, have increased and could further increase the costs of doing business.

The Trump administration has called for significant changes to U.S. trade, healthcare, immigration and government regulatory policy and has implemented policy changes at a rapid pace. Changes to U.S. policy implemented by the U.S. Congress, the Trump administration or any new administration have impacted among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. As such policy changes continue to be made, face legal challenges and court rulings, uncertainty remains as to how those changes will further impact our business and the business of our competitors over the long term, and the extent to which we will benefit from them or be negatively affected by them. For example, President Trump imposed tariffs on foreign countries under the International Emergency Economic Powers Act (IEEPA) in 2025. In February 2026, the U.S. Supreme Court held that the IEEPA does not authorize the President to impose tariffs, therefore striking the tariffs that President Trump imposed pursuant to the IEEPA. Such developments underscore the pace of change and the potential for legal challenges and implementation uncertainty affecting the regulatory environment in which we operate. It is difficult to predict what continued impact changes in federal policy, including environmental, immigration, trade and tax policies, will have on our industry, the economy as a whole, consumer confidence and spending. As a result, the nature, timing and impact on our business of potential changes to the current legal and regulatory frameworks are uncertain.

At any given time, the Company may also be subject to litigation or claims related to its products, suppliers, customers, employees, shareholders, distributors, sales representatives, intellectual property or acquisitions, among other things, the disposition of which may have an adverse effect upon the Company's business, financial condition, or results of operation. The outcome of litigation is difficult to assess or quantify. Lawsuits can result in the payment of substantial damages by defendants. If the Company is required to pay substantial damages and expenses as a result of these or other types of lawsuits, the Company's business and results of operations would be adversely affected. Regardless of whether any claims against the Company are valid or whether it is liable, claims may be expensive to defend, may cause reputational harm (particularly where any claims relate to significant harm to persons and property) and may divert time and money away from the Company's operations. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. An unfavorable judgment or other liability in excess of the Company's insurance coverage or financial statement accruals for any claims could adversely affect the Company's business and operating results.

The Company may not be able to successfully manage its intellectual property and may be subject to infringement claims.

The Company relies on a combination of contractual rights and patent, trademark, copyright and trade secret laws to establish and protect its proprietary technology. Third parties have challenged and in the future may challenge, invalidate, circumvent, infringe or misappropriate the Company's intellectual property, or such intellectual property may not be sufficient to permit the Company to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain product offerings or other competitive harm. Others, including its competitors may independently develop similar technology, duplicate or design around the Company's intellectual property, and in such cases, the Company could not assert its intellectual property rights against such parties. The Company may also be subject to costly litigation in the event its technology infringes upon or otherwise violates a third party's proprietary rights. Any claim from third parties may result in a limitation on its ability to use the intellectual property subject to these claims or the requirement to pay a licensing fee or royalty. The Company may be forced to litigate to enforce or determine the scope and enforceability of its intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful, especially in countries where such rights are more difficult to enforce. The loss of intellectual property protection or the inability to obtain third party intellectual property could harm its business and ability to compete.

Tax matters, including changes in tax rates, disagreements with taxing authorities and imposition of new taxes could impact the Company's operating results and financial condition.

The Company is subject to income taxes in the U.S. (federal and state) and numerous foreign jurisdictions. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating the provision and accruals for these taxes. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. The Company's effective tax rates could be affected by numerous factors, including but not limited to, intercompany transactions, the relative amount of its foreign earnings, including earnings being lower than anticipated in jurisdictions where the Company has lower statutory rates and higher than anticipated in jurisdictions where the Company has higher statutory rates, losses incurred in jurisdictions for which the Company is not able to realize the related tax benefit, changes in foreign currency exchange rates, changes in its deferred tax assets and liabilities and any related valuation, and changes in the relevant tax, accounting, and other laws, regulations, administrative practices, principles, and interpretations. In addition, many countries are actively pursuing changes to their tax laws applicable to corporate multinationals, which could affect our U.S. federal corporate income tax rate and the tax credits we could receive from foreign income. These future changes could materially affect the Company's financial position and results of operations.

Item 1B. Unresolved Staff Comments

The Company does not have any unresolved staff comments.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

The Company has implemented information security programs to, among other actions, assess, identify and manage material risks from cybersecurity threats. These programs include periodic risk assessments, company-wide testing initiatives, periodic phishing tests and annual audits. As the Company assesses its risks and determines how to implement risk management programs, the following factors, among others, are considered: likelihood and severity of risk, impact on the Company and others if a risk materializes, feasibility and cost of controls, and impact of controls on operations and others. The Company also utilizes an independent cybersecurity advisor to provide periodic objective assessments of the Company's capabilities and to conduct advanced attack simulations.

Further, as part of the Company's overall information security program, the Company conducts a security awareness program, which includes training that reinforces the Company's security management policies, standards, and practices, as well as the expectation that employees comply with these policies, standards and practices, and facilitates identifying potential cybersecurity risks and protecting the Company's resources and information. The Company also annually engages third parties (as well as its internal audit department) to audit the Company's information security programs. The Company uses a variety of processes to address cybersecurity threats related to the use of third-party technology and services, including pre-acquisition diligence, imposition of contractual obligations, and ongoing monitoring.

To date, there have not been any previous cybersecurity incidents that have materially affected the Company's business strategy, results of operations or financial condition.

See Item 1A. Risk Factors under the heading of "The Company employs information technology systems to support its business, and any material breach, interruption or failure may adversely impact the Company's business." for additional information on cybersecurity threats that could have a material impact on the Company. The Risk Factors section should be read in conjunction with this Item 1C.

Cybersecurity Risk Governance and Oversight

The Company's Board of Directors maintains an active role in the Company's overall enterprise risk oversight to identify and mitigate broader systemic risks. The Audit Committee is responsible for overseeing and reviewing the Company's information security programs, including cybersecurity. In addition to the Audit Committee's oversight, the full Board of Directors receives periodic updates relating to information security and cybersecurity risks. The Board of Directors receives an annual report from its independent cybersecurity advisor.

The Director of Global IT Infrastructure & Security, who manages information security training and awareness program, updates the Audit Committee periodically regarding information security matters. The findings from the Company's annual third-party and internal information security audits also are reported to the Audit Committee. The Company also actively engages with key vendors and industry participants as part of its efforts, which are reported to the Audit Committee.

From January 2025 to September 2025, the Director of Global Information Systems had oversight responsibilities for PLP's information systems and cybersecurity. The Director of Global Information Systems reported to the CFO and coordinated with the IT resources across all subsidiary operations to discuss risk management initiatives, testing and training, recent trends and technological developments, and periodic reviews of third-party providers. In September 2025, the Director of Global Information Systems left the Company to pursue other opportunities. During the interim period before a replacement was appointed, the CFO provided more active oversight to address the Director of Global Information System's responsibilities.

In December 2025, the Company reorganized its technology functions to align with evolving operational and cybersecurity requirements. As part of this reorganization, the Company established the new role of Director of Global IT Infrastructure & Security which reports to the CFO, and the position was filled on December 1, 2025. This role is responsible for leading the global team that manages and delivers all IT infrastructure services and security protocols, including network operations, servers and storage, database management, data center operations, messaging and collaboration services, service delivery, end-user computing, telephony, and remote site support. The Director, who will provide periodic strategic updates to the Audit Committee, is also charged with developing and implementing strategic and operational initiatives, establishing standards, policies, and procedures, overseeing daily operational activities, and providing direction to IT personnel. The individual appointed to this role brings over 25 years of IT leadership experience, including serving in Director-level and Chief Information Officer positions.

Item 2. Properties

Our corporate headquarters is located in Mayfield Village, Ohio, and, at December 31, 2025, the Company maintained 26 manufacturing plants. We also maintain various sales, research and engineering, administrative offices and distribution centers throughout the world. None of these manufacturing plants, administrative offices or distribution centers are individually material to our operations. The facilities are situated in 3 states within the United States and in 19 other countries. We own the majority of our manufacturing plants, and our leased properties consist of manufacturing plants, research and engineering, sales, administrative offices and distribution centers.

We believe that our properties have been adequately maintained, are in good condition generally and are suitable and adequate for our business as presently conducted. The extent to which we utilize our properties varies by property and aligns with manufacturing needs. Most of our manufacturing facilities remain capable of handling volume increases.

Item 3. Legal Proceedings

Information regarding the Company's current legal proceedings is presented in Note 4 of the Notes to the Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

Not applicable.

Item 4A. Information about our Executive Officers

Each executive officer is elected by the Board of Directors, serves at its pleasure and holds office until a successor is appointed, or until the earliest of death, resignation or removal. The following sets forth the name, age and recent business experience for each person who is an executive officer of the Company at March 5, 2026:

Name	Age	Position
Robert G. Ruhlman	69	Executive Chairman
Dennis F. McKenna	59	Chief Executive Officer
J. Ryan Ruhlman	42	President
John M. Hofstetter	61	Executive Vice President – U.S. Operations
Andrew S. Klaus	60	Chief Financial Officer
John J. Olenik	55	Vice President – Research and Engineering
Tim O'Shaughnessy	55	Vice President – Human Resources
William Koh	57	Vice President – Asia-Pacific Region
Caroline S. Vaccariello	59	General Counsel and Corporate Secretary
Assaad A. Morcos	53	Vice President - U.S. Manufacturing

Robert G. Ruhlman was elected Executive Chairman in January 2024. Prior to that, Mr. Ruhlman served as Chairman since July 2004, as Chief Executive Officer since July 2000 and as President from 1995 to May 2023. Mr. Ruhlman is the father of J. Ryan Ruhlman, the President and a Director of the Company, and of Maegan A. R. Cross, also a Director of the Company.

Dennis F. McKenna was elected Chief Executive Officer in January 2024. Prior to that, Mr. McKenna served as Chief Operating Officer since January 2019 where he oversaw the manufacturing, production, sales and personnel matters of the organization, and as Executive Vice President – Global Business Development from January 2015 to January 2019, where he expanded his role to include worldwide marketing and business development strategies.

J. Ryan Ruhlman was elected President of the Company in May 2023 and to the Company's Board of Directors in July 2015. Prior to that, Mr. Ruhlman served as Vice President – Marketing and Business Development since December 2015, which expanded his role to include new acquisition and market opportunities. Prior to that, he was promoted to Director of Marketing and Business Development in January 2015 including responsibilities for Special Industries, Distribution and Transmission Markets, as well as Marketing Communications. Mr. Ruhlman is the son of Robert G. Ruhlman, the Executive Chairman of the Company, and the brother of Maegan A. R. Cross, a Director of the Company.

John M. Hofstetter was elected Executive Vice President – U.S. Operations in October 2020. Prior to that, Mr. Hofstetter served as Vice President – Sales and Global Communications Markets and Business Development since April 2012.

Andrew S. Klaus was elected Chief Financial Officer in April 2020. Prior to his employment with the Company, Mr. Klaus served as the Chief Accounting Officer and Vice President, Corporate Controller at Vertiv Holdings Co. since 2017. Mr. Klaus served as the Chief Financial Officer of Consolidated Precision Products Corporation from 2013 to 2017 and Vice President, Corporate Controller for JMC Steel Group (now known as Zekelman Industries, Inc.) from 2007 to 2013.

John J. Olenik was elected Vice President – Research and Engineering in January 2020. Prior to that, Mr. Olenik was the Company's Director of Engineering since 2013 where he was promoted from his prior role as Engineering Manager of Power Product Development. Mr. Olenik has been with the Company since 1997.

Tim O'Shaughnessy was elected Vice President – Human Resources in January 2019. Prior to that, Mr. O'Shaughnessy served as the Company's Director of Human Resources since 2017 where he was promoted from his previous role of International Human Resource Manager which he began in 2013. Mr. O'Shaughnessy previously held various roles within the Finance organization since joining the Company in 2005.

William (Tuan Tie) Koh was elected to Vice President – Asia-Pacific Region in May 2023. Prior to that, Mr. Koh served as Regional Managing Director for TECO Electric and Machinery Co. Ltd., from 2021 to 2023, and Vice President - Asia Pacific at Qualitrol of Fortive Corporation (formerly Danaher Corporation) since 2010.

Caroline S. Vaccariello was elected General Counsel and Corporate Secretary in January 2007. Prior to that, she served as General Counsel from 2005. She began her legal career as an Associate with Calfee Halter and Griswold, and then worked as Counsel for The Timken Company.

Assaad A. Morcos was elected Vice President - U.S. Manufacturing effective January 1, 2025. Prior to that, Mr. Morcos served as the Company's Executive Director of Manufacturing since January 2023 where he was promoted from his prior role as Director of Manufacturing. Mr. Morcos has been with the Company since 2018.

Part II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market and dividend information

The Company's common shares are traded on NASDAQ under the trading symbol "PLPC". The following table sets forth for the periods indicated (i) the high and low closing sale prices per share of the Company's common shares as reported by the NASDAQ and (ii) the amount per share of cash dividends paid by the Company.

| | Year Ended December 31, | | | | | |
| | 2025 | | | 2024 | | |
Quarter	High	Low	Dividend	High	Low	Dividend
First	$ 152.34	$ 120.05	$ 0.20	$ 138.00	$ 120.23	$ 0.20
Second	159.93	130.74	0.20	135.33	120.42	0.20
Third	206.33	140.59	0.20	137.87	112.94	0.20
Fourth	239.80	186.26	0.21	143.56	121.10	0.20

While the Company expects to continue to pay dividends of a comparable amount in the near term, the declaration and payment of future dividends will be made at the discretion of the Company's Board of Directors in light of the needs of the Company. Therefore, there can be no assurance that the Company will continue to make such dividend payments in the future.

Number of common shareholders

As of March 4, 2026, the Company had approximately 6,385 shareholders of record.

Performance Graph

Historical share price performance should not be relied upon as an indication of future share price performance. The following graph compares the cumulative total return to holders of PLP's common shares against the cumulative total return of the NASDAQ Composite Index and the Hemscott Industry Group 627 (Industrial Electrical Equipment) (the "Peer Group Index") for the five-year period ended December 31, 2025. The comparison of the cumulative total returns for each investment assumes that $100 was invested in PLP's common shares and the respective indices on December 31, 2020 through December 31, 2025 and assumes the reinvestment of dividends.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Preformed Line Products, the NASDAQ Composite Index,
and Hemscott Industry Group 627 (Industrial Electrical Equipment)

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	2020	2021	2022	2023	2024	2025
PREFORMED LINE PRODUCTS CO	100.00	95.65	124.28	201.06	193.18	314.11
NASDAQ MARKET INDEX	100.00	122.18	82.43	119.22	154.48	187.14
PEER GROUP INDEX	100.00	119.19	101.26	130.35	138.36	189.32

Repurchases of Equity Securities

On November 1, 2023, the Board of Directors authorized a new plan to repurchase up to an additional 212,952 of Preformed Line Products Company common shares, resulting in a total of 250,000 shares available for repurchase with no expiration date.

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be Purchased under the Plans or Programs
October	850	$ 227.43	850	127,179
November	5,850	$ 217.17	5,850	121,329
December	2,000	$ 207.23	2,000	119,329
Total	8,700			

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the readers of our financial statements better understand our results of operations, financial condition and present business environment. The MD&A is provided as a supplement to, and should be read in conjunction with, our audited consolidated financial statements and related notes included elsewhere in this report.

OVERVIEW

Preformed Line Products Company (the "Company", "PLPC", "we", "us", or "our") was incorporated in Ohio in 1947. We are an international designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for the energy, telecommunication, cable operators, information (data communication), and other similar industries. Our primary products support, protect, connect, terminate, and secure cables and wires. We provide helical solutions, string hardware, connectors, insulators, fiber optic and copper splice closures, solar hardware mounting applications, and electric vehicle charging station foundations. We also provide aerial drone inspection services for utility assets including transmission and distribution power lines, substations, and generation facilities. We are respected around the world for quality, dependability and market-leading customer service. Our goal is to continue to achieve profitable growth as a leader in the research, innovation, development, manufacture, and marketing of technically advanced products and services related to energy, communications and cable systems and to take advantage of this leadership position to sell additional quality products in familiar markets. We have sales and manufacturing operations in 20 different countries.

We report our segments in four geographic regions: PLP-USA (including corporate), The Americas (includes operations in North and South America, excluding PLP-USA), EMEA (Europe, Middle East & Africa) and Asia-Pacific, in accordance with accounting standards codified in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 280, "Segment Reporting". Each segment distributes a full range of our primary products. Our PLP-USA segment is comprised of our U.S. operations manufacturing our traditional products primarily supporting our domestic energy, telecommunications, solar framing products and inspection services. Our other three segments, The Americas, EMEA and Asia-Pacific, support our energy, telecommunications, data communication, solar and other products in each respective geographical region.

The segment managers responsible for each region report directly to the Company's Executive Chairman, who is the chief operating decision maker, and are accountable for the financial results and performance of their entire segment for which they are responsible. The business components within each segment are managed to maximize the results of the entire operating segment and the Company rather than the results of any individual business component of the segment.

We evaluate segment performance and allocate resources based on several factors primarily based on gross sales and income before income taxes.

MARKET OVERVIEW

Our business continues to be concentrated in the energy and communications markets. We sit at the intersection of various economic and social megatrends impacting our markets, both domestically and internationally. The digitalization and electrification megatrends, which are increasing the need for power generation, have highlighted the need for bolstering grid reliability, strengthening grid resilience, and upgrading aging infrastructure. The continuing need for high-speed and efficient communication systems has led to further investment in network build-outs. Our focused portfolio is well-positioned to respond to these trends and priorities. While our markets remain robust, increasing commodity prices, inflation, tariffs, rising interest rates, transportation costs, and foreign currency fluctuations have led to a challenging operating environment. Although some of these pressures have shown periods of moderation, they may continue to provide inherent uncertainty going forward.

We believe that our leadership position in the domestic energy and communications markets and the ability to deliver reliable products quickly will position us for continued growth as transmission grids, distribution lines, and substation projects, as well as communication networks, are enhanced, upgraded and extended.

Our international business is also mainly concentrated in the energy and communications markets. Historically, our international sales were primarily related to the medium voltage distribution segment of the energy market but have grown through acquisition and new product development to include a significant contribution from the transmission, substation and telecommunications markets.

We believe that we are well positioned to supply the needs of the world's diverse energy and communication markets as a result of our focused portfolio and strategic operational footprint, including expansion from recent acquisitions, investment in new manufacturing facilities and product designs and technologies.

PREFACE

The following discussion describes our results of operations for the years ended December 31, 2025 and 2024. For additional discussion of our results of operations for the year ended December 31, 2023, see our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 8, 2024. Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). Our discussions of the financial results include non-GAAP measures (e.g., foreign currency impact) to provide additional information concerning our financial results and provide information that we believe is useful to the readers of our financial statements in the assessment of our performance and operating trends.

Net sales of $669.3 million for the year ended December 31, 2025 increased $75.6 million year-over-year, mainly due to an increase in energy and communication sales for the year. The 2025 sales amount is among the highest annual sales amount in the Company's history, falling just behind the sales recorded in the year-ended December 31, 2023 of $669.7 million. Additionally, the Company's backlog increased approximately 22% to $232.8 million, further showing the strength of our core markets. As of December 31, 2025, our liquidity remains strong with our bank debt to equity percentage at 8.3%. We can borrow needed funds at a competitive interest rate under our credit facility. Our strong liquidity also allowed us to increase our quarterly dividend by 5% to $0.21 per share in the fourth quarter of 2025, the first such increase since the Company's shares began trading on NASDAQ stock exchange in 2001.

Notwithstanding the Company's positive momentum and strong core markets, the high tariff environment, especially on raw material imports, particularly steel and aluminum, continue to be impactful. In 2025, the Company incurred tariff costs of approximately of $15.1 million. Additionally, PLP-USA's LIFO inventory valuation costs have accelerated due to tariffs, resulting in pre-tax charges of $9.0 million for the year ended December 31, 2025. While we remain steadfast in our commitment to U.S. manufacturing, we continue to manage trade matters proactively. Further tariff increases may give rise to inflationary pressures, which may require further price adjustments to maintain profit margin, and any price increases may have a negative effect on demand. The tariffs outlook remains uncertain, particularly following the February 2026 U.S. Supreme Court ruling that set aside unlawfully imposed tariffs, and the Company is unable to predict the upcoming effects of tariffs that remain in effect (including on steel and aluminum) or may be newly enacted, as well as any refunds that may be available.

While uncertainty remains in the global economy due to tariffs and trade matters, we believe our business portfolio, including our significant U.S. manufacturing footprint, as well as our financial position, are sound and strategically well-positioned. We remain focused on assessing our global market opportunities and overall manufacturing capacity in conjunction with the requirements of local manufacturing in the markets that we serve. As necessary, we will modify redundant processes and further utilize our global manufacturing network to manage costs, including tariff-related impacts, increase sales volume and deliver value to our customers. We closely monitor developments in trade policy and actively evaluate strategies to mitigate the impact of tariffs, including sourcing alternatives and optimizing our supply chain. We have continued to invest in the business to expand into new markets for the Company, evaluate strategic mergers and acquisitions, improve efficiency, develop new products and increase our capacity.

Our financial statements are subject to fluctuations in the exchange rates of foreign currencies in relation to the U.S. dollar. The fluctuations of foreign currencies during the years ended December 31, 2025 and December 31, 2024 had a favorable impact on net sales of $1.4 million and an unfavorable impact of $4.2 million, respectively. The effect of currency translation had a favorable impact on net income in the year ended December 31, 2025 of $0.1 million and an unfavorable impact of $0.7 million in the year ended December 31, 2024. On a reportable segment basis, the impact of foreign currency translation on net sales and net income for the years ended December 31, 2025 and 2024, respectively, was as follows:

| | Foreign Currency Translation Impact | | | |
| | Net Sales | | Net Income | |
(Thousands of dollars)	2025	2024	2025	2024
The Americas	$ (3,489)	$ (5,005)	$ (225)	$ (803)
EMEA	5,655	1,738	123	128
Asia-Pacific	(760)	(903)	154	(52)
Total	$ 1,406	$ (4,170)	$ 52	$ (727)

The following table sets forth a summary of the Company's Statements of Consolidated Income and the percentage of net sales for the years ended December 31, 2025 and 2024. The Company's past operating results are not necessarily indicative of future operating results.

(Thousands of dollars)		**Year Ended December 31,**					
		2025		**2024**		**Change**	
Net sales	$	669,338	*100.0 %*	$ 593,714	*100.0 %*	$	75,624
Cost of products sold		460,799	*68.8*	403,903	*68.0*		56,896
GROSS PROFIT		208,539	*31.2*	189,811	*32.0*		18,728
Costs and expenses		153,404	*22.9*	139,054	*23.4*		14,350
OPERATING INCOME		55,135	*8.2*	50,757	*8.5*		4,378
Other (expense) income, net		(9,515)	*(1.4)*	13	*0.0*		(9,528)
INCOME BEFORE INCOME TAXES		45,620	*6.8*	50,770	*8.6*		(5,150)
Income tax expense		10,313	*1.5*	13,659	*2.3*		(3,346)
NET INCOME		35,307	*5.3*	37,111	*6.3*		(1,804)
Net income attributable to noncontrolling interests		(24)	*(0.0)*	(17)	*(0.0)*		(7)
NET INCOME ATTRIBUTABLE TO PREFORMED LINE PRODUCTS COMPANY SHAREHOLDERS	$	35,283	*5.3 %*	$ 37,094	*6.2 %*	$	(1,811)

2025 RESULTS OF OPERATIONS COMPARED TO 2024

Net sales. In 2025, net sales were $669.3 million, an increase of $75.6 million, or 13%, compared to 2024. Excluding the effect of currency translation, net sales increased 13% as summarized in the following table:

		Year Ended December 31,										
(Thousands of dollars)		**2025**		**2024**		**Change**		**Change Due to Currency Translation**		**Change Excluding Currency Translation**		**% Change**
Net sales												
PLP-USA	$	312,619	$	266,704	$	45,915	$	—	$	45,915		17 %
The Americas		108,767		90,280		18,487		(3,489)		21,976		24
EMEA		133,123		128,241		4,882		5,655		(773)		(1)
Asia-Pacific		114,829		108,489		6,340		(760)		7,100		7
Consolidated	$	669,338	$	593,714	$	75,624	$	1,406	$	74,218		13 %

The increase in PLP-USA net sales of $45.9 million, or 17%, was primarily due to higher volumes in communications and energy product sales. International net sales for the year ended December 31, 2025 were favorably affected by $1.4 million when local currencies were converted to U.S. dollars. The following discussion of changes in net sales excludes the effect of currency translation. The Americas net sales of $108.8 million increased $22.0 million, or 24%, primarily due to an increase in energy product sales and an increase in communications sales due to the acquisition of JAP Telecom in May 2025. EMEA net sales of $133.1 million decreased $0.8 million, or 1%, primarily due to lower volume in communications sales, partially offset by increased volumes in energy product sales. Asia-Pacific net sales of $114.8 million increased $7.1 million, or 7%, primarily due to volume increases in energy product sales and special industry sales.

Gross Profit. Gross profit of $208.5 million for 2025 increased $18.7 million, or 10%, compared to 2024. Excluding the effect of currency translation, gross profit increased $18.6 million, or 10%, as summarized in the following table:

(Thousands of dollars)					**Year Ended December 31,**								
		2025		**2024**		**Change**		**Change Due to Currency Translation**		**Change Excluding Currency Translation**		**% Change**	
Gross profit													
PLP-USA	$	105,857	$	92,969	$	12,888	$	—	$	12,888		14 %	
The Americas		31,737		28,608		3,129		(1,158)		4,287		15	
EMEA		39,267		36,796		2,471		1,545		926		3	
Asia-Pacific		31,678		31,438		240		(217)		457		1	
Consolidated	$	208,539	$	189,811	$	18,728	$	170	$	18,558		10 %	

PLP-USA gross profit of $105.9 million increased by $12.9 million, or 14%, compared to the same period in 2024, primarily due to higher sales volumes and favorable product mix benefited by price increases enacted in 2025, partially offset by higher tariff and manufacturing costs, including LIFO valuation costs. International gross profit for the period ended December 31, 2025 was favorably impacted by $0.2 million when local currencies were translated to U.S. dollars. The following discussion of gross profit changes excludes the effects of currency translation. The Americas gross profit increased $4.3 million, or 15%, which was primarily the result of higher sales volumes, offset by unfavorable product mix. EMEA gross profit increased $0.9 million, or 3%, due to favorable product mix. Asia-Pacific gross profit increased $0.5 million, or 1%, which was primarily driven by higher sales volume, partially offset by higher inventory reserves.

Costs and expenses. Costs and expenses of $153.4 million for the year ended December 31, 2025 increased $14.4 million, or 10%, when compared to 2024. Excluding the effect of currency translation, costs and expenses increased $13.8 million, or 10%, as summarized in the following table:

(Thousands of dollars)					**Year Ended December 31,**								
		2025		**2024**		**Change**		**Change Due to Currency Translation**		**Change Due to Intercompany Transactions**		**Change Excluding Currency and Intercompany Transactions**	**% Change**
Costs and expenses													
PLP-USA	$	69,922	$	72,593	$	(2,671)	$	—	$	(8,876)	$	6,205	9 %
The Americas		25,566		18,655		6,911		(623)		3,494		4,040	22
EMEA		32,000		26,090		5,910		1,275		1,865		2,770	11
Asia-Pacific		25,916		21,716		4,200		(76)		3,517		759	3
Consolidated	$	153,404	$	139,054	$	14,350	$	576	$	—	$	13,774	10 %

PLP-USA costs and expenses of $69.9 million increased $6.2 million, or 9% year-over-year. PLP-USA's increase was primarily attributable to personnel costs supporting strategic market growth in core product offerings in both energy and communications, primarily for sales, sales support and engineering resources, as well as higher selling and professional service costs. International costs and expenses for the year ended December 31, 2025 had a unfavorable impact by $0.6 million when local currencies were translated to U.S. dollars and was unfavorably impacted by intercompany transactions with PLP-USA. The following discussion of costs and expenses excludes the effect of currency translation and intercompany transactions. The Americas costs and expenses of $25.6 million increased $4.0 million primarily due to the acquisition of JAP Telecom in May 2025, an increase in personnel costs and the impact of foreign currency remeasurement. EMEA costs and expenses of $32.0 million increased by $2.8 million primarily due to higher personnel and facility costs and a recovery of bad debt in the second quarter of 2024 that did not recur. Asia-Pacific costs and expenses of $25.9 million increased $0.8 million primarily due to a gain on the sale of capital assets in the first quarter of 2024 that did not recur, offset by a recovery of bad debt.

Other (expense) income, net. Other expense, net as of the year ended December 31, 2025 was unfavorable by $9.5 million when compared to the nominal Other income, net for the year ended December 31, 2024. The unfavorable movement was mainly due to the $11.7 million U.S. Plan termination charge recorded in the third quarter of 2025, partially offset by government incentives received in 2025 related to our facility in China.

Income taxes. Income taxes for the years ended December 31, 2025 and 2024 were $10.3 million and $13.7 million based on pre-tax income of $45.6 million and $50.8 million, respectively. The effective tax rate for the years ended December 31, 2025 and 2024 was 22.6% and 26.9%, respectively. The decrease in the effective tax rate from 2024 to 2025 was primarily due to the impact of the U.S. Plan termination and a reduction in the unfavorable impact from the mix of income earned in jurisdictions with a higher tax rate than the U.S. This was partially offset by an unfavorable impact from the decrease in certain tax credits. The following items had the most significant impact on the difference between our statutory U.S. federal income tax rate of 21.0%:

2025

1. A $1.7 million, or 3.8%, net increase resulting from non-deductible officers' compensation

2. A $1.6 million, or 3.5%, net increase resulting from an increase in withholding taxes and from earnings in jurisdictions with higher tax rates than the U.S. federal statutory rate where such earnings are permanently reinvested.

3. A $1.4 million, or 3.1%, net decrease resulting from the U.S. pension plan termination charge.

4. A $1.2 million, or 2.6%, net decrease resulting from excess tax benefits from executive compensation in the form of restricted stock units (or "RSUs").

5. A $0.7 million, or 1.5%, net decrease resulting from the generation of foreign tax credits.

2024

1. A $2.0 million, or 4.0%, net increase resulting from non-deductible officers' compensation.

2. A $1.6 million, or 3.2%, net increase resulting from earnings in jurisdictions with higher tax rates than the U.S. federal statutory rate where such earnings are permanently reinvested.

3. A $1.6 million, or 3.2%, net decrease resulting from generation of foreign tax credits.

4. A $1.2 million, or 2.4%, net decrease resulting from excess tax benefits from RSUs.

5. A $1.2 million, or 2.3%, net increase resulting from the inclusion of Global Intangible Low-Taxed Income.

Net income. As a result of the preceding items, net income for the year ended December 31, 2025 was $35.3 million, compared to $37.1 million for 2024. Excluding the effect of currency translation, net income decreased $1.9 million as summarized in the following table and was primarily due to the U.S. Plan termination charged recorded in 2025.

(Thousands of dollars)				Year Ended December 31,								
		2025		2024		Change		Change Due to Currency Translation		Change Excluding Currency Translation		% Change
Net income (loss)												
PLP-USA	$	19,512	$	13,940	$	5,572	$	—	$	5,572		40 %
The Americas		5,395		8,951		(3,556)		(225)		(3,331)		(37)
EMEA		5,342		7,762		(2,420)		123		(2,543)		(33)
Asia-Pacific		5,034		6,441		(1,407)		154		(1,561)		(24)
Consolidated	$	35,283	$	37,094	$	(1,811)	$	52	$	(1,863)		(5)%

WORKING CAPITAL, LIQUIDITY AND CAPITAL RESOURCES

Management Assessment of Liquidity

We measure liquidity on the basis of our ability to meet short-term and long-term operating needs, fund additional investments, including acquisitions, and make dividend payments to shareholders. Significant factors affecting the management of liquidity are cash flows from operating activities, capital expenditures, cash dividends, business acquisitions and access to bank lines of credit.

Our investments include expenditures required for equipment and facilities as well as expenditures in support of our strategic initiatives. In 2025, we used cash of $40.1 million for capital expenditures, of which $24.8 million relates to the construction of the new Poland facility and purchase of the new Spain facility. At December 31, 2025, we had $83.4 million of cash, cash equivalents and restricted cash (collectively "Cash"). Our Cash is held in various locations throughout the world. At December 31, 2025, the majority of our cash is held outside the U.S.

We expect the majority of accumulated non-U.S. cash balances will remain outside of the U.S. and that we will meet U.S. liquidity needs through future cash flows, use of U.S. cash balances, external borrowings, or some combination of these sources.

We complete comprehensive reviews of our significant customers and their creditworthiness by analyzing financial statements for customers where we have identified a measure of increased risk. We closely monitor payments and developments that may signal possible customer credit issues. We currently have not identified any potential material impact on our liquidity from customer credit issues.

Total debt, including notes payable, at December 31, 2025 was $39.5 million. At December 31, 2025, our unused availability under our credit facility (the "Facility") was $52.0 million and our bank debt to equity percentage was 8.3%. The Facility contains, among other provisions, requirements for maintaining levels of net worth and profitability. At December 31, 2025, the Company was in compliance with these covenants.

Our Asia-Pacific segment had $0.1 million in restricted cash for the years ended December 31, 2025 and 2024. The restricted cash was used to secure bank debt and is included in Cash, cash equivalents and restricted cash on the balance sheet.

On January 19, 2021, the Company received funding for a term loan from PNC Equipment Finance, LLC in the principal amount of $20.5 million for the full amount of the purchase price for a new corporate aircraft. At December 31, 2025, the outstanding balance on the term loan was $10.6 million, of which $2.1 million was classified as current. See Note 7 in the Notes to Consolidated Financial Statements for more information.

On July 16, 2025, PLP Poland, a subsidiary of the Company, entered into a non-revolving investment loan with Bank Pekao S.A to finance the construction of a new manufacturing plant for an amount up to PLN100.3 million ($27.9 million). The maturity date of the loan is January 31, 2035 and is payable in annual installments in the amounts of PLN5.3 million ($1.5 million) in 2026, PLN9.0 million ($2.5 million) in 2027, PLN9.6 million ($2.7 million) in 2028 through 2034, and PLN18.8 million ($5.0 million) in 2035. As of December 31, 2025, the outstanding balance on the investment loan was $12.6 million, of which $1.9 million is classified as current. See Note 7 in the Notes to Consolidated Financial Statements for more information.

We expect that our major source of funding for 2026 and beyond will be our operating cash flows, our existing cash and cash equivalents as well as our Facility agreement. The Facility agreement has an expiration date of June 30, 2028. Except for current earnings in certain jurisdictions, our operating income is deemed to be indefinitely reinvested in foreign jurisdictions. We currently do not intend nor foresee a need to repatriate these funds. We believe our future operating cash flows will be more than sufficient to cover debt repayments, other contractual obligations, capital expenditures and dividends for the next 12 months and thereafter for the foreseeable future. In addition, we believe our borrowing capacity provides substantial financial resources, if needed, to supplement funding of capital expenditures and/or acquisitions. We also believe that we can further expand our borrowing capacity, if necessary; however, we do not believe we would increase our debt to a level that would have a material adverse impact upon results of operations or financial condition.

Sources and Uses of Cash

Net Cash provided by operating activities for the years ended December 31, 2025 and 2024 was $73.5 million and $67.5 million, respectively. The $6.0 million increase was primarily a result of the net favorable movement in non-cash items of $13.8 million, including the U.S. pension plan termination, offset by changes in operating assets and liabilities.

Net Cash used in investing activities for the years ended December 31, 2025 and 2024 was $43.4 million and $12.4 million, respectively. The $31.0 million change was primarily a result of the acquisition of JAP Telecom in May of 2025 and an increase in capital expenditures, primarily related to the acquisition of new land and a building in Spain and the construction of a new manufacturing plant in Poland.

Net Cash used in financing activities for the years ended December 31, 2025 and 2024 was $9.2 million and $47.8 million, respectively. The $38.6 million change was primarily the result of a reduction in net payments of long-term debt.

We have commitments under operating leases primarily for office and manufacturing space, transportation equipment, office and computer equipment and capital leases, primarily for equipment. See Note 8 in the Notes to Consolidated Financial Statements for more information.

As of December 31, 2025, the Company had total outstanding guarantees of $14.1 million. Additionally, certain domestic and foreign customers require the Company to issue letters of credit or performance bonds as a condition of placing an order. As of December 31, 2025, the Company had total outstanding letters of credit of $3.1 million.

The Company has other borrowing facilities at certain of its foreign subsidiaries, which consist of overdraft lines, working capital credit lines, and facilities for the issuance of letters of credit and short-term borrowing needs. At December 31, 2025, and December 31, 2024, $20.9 million and $8.8 million were outstanding, of which $4.6 million and $8.2 million were classified as current, respectively. These facilities support commitments made in the ordinary course of business.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgment and uncertainties, and potentially may result in materially different outcomes under different assumptions and conditions.

Revenue Recognition

Net sales include products and shipping and handling charges, net of estimates for product returns. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products. All revenue is recognized when the Company satisfies the performance obligations under the contract and control of the product is transferred to the customer, primarily based on shipping terms. Revenue for shipping and handling charges are recognized at the time the products are shipped to, delivered to or picked up by the customer. The Company estimates product returns based on historical return rates.

Allowance for Credit Losses

We maintain an allowance for credit losses for estimated losses resulting from the inability of our customers to make required payments. We record estimated allowances for uncollectible accounts receivable based upon the number of days the accounts are past due, the current business environment, and specific information such as bankruptcy or liquidity issues of customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Excess and Obsolescence Reserves

We provide excess and obsolescence reserves to state inventories at the lower of cost or estimated net realizable value. We identify inventory items that have had no usage or are in excess of the usages over the historical 12 to 24 months. A management team with representatives from marketing, manufacturing, engineering and finance reviews these inventory items, determines the disposition of the inventory and assesses the net realizable value based on their knowledge of the product and market conditions. These conditions include, among other things, future demand for product, product utility, unique customer order patterns or unique raw material purchase patterns, changes in customer and quality issues. If the impact of market conditions deteriorates from those projected by management, additional inventory reserves may be necessary.

Impairment of Long-Lived Assets

We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets are impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of those items. Our cash flows are based on historical results adjusted to reflect the best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the best estimate based on industry trends and reference to market rates and transactions.

Goodwill

Goodwill is reviewed for impairment annually on October 1 or more frequently when changes in circumstances indicate the carrying amount may be impaired. We may use both quantitative and qualitative approaches when testing goodwill for impairment. For selected reporting units where the qualitative approach is utilized, a qualitative evaluation of events and circumstances impacting the reporting unit is performed to determine if it is more likely than not that the fair value of the reporting unit exceeds its carrying amount. If that determination is made, no further evaluation is necessary. Otherwise, the Company performs a quantitative impairment test on the reporting unit.

For the quantitative approach, the Company uses a combination of the income approach, which uses a discounted cash flow methodology, and the market approach, which uses comparable market multiples, in computing fair value by reporting unit. The Company then compares the fair value of the reporting unit with its carrying value to assess if goodwill has been impaired. The fair value estimates are subjective and sensitive to significant assumptions, such as revenue growth rates, operating margins, the weighted-average cost of capital, and estimated market multiples, of which are affected by expectations of future market or economic conditions. The Company believes that the methodologies, significant assumptions, and weightings used are reasonable and result in appropriate fair values of the reporting units.

Impairment assessments inherently involve management judgments regarding a number of assumptions. Due to the multiple variables inherent in arriving at the estimates of the reporting unit's fair value, differences in assumptions could have an effect on the estimated fair value of a reporting unit and could result in goodwill impairment charges in a future period.

Deferred Tax Assets

Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax basis of assets and liabilities and operating loss and tax credit carryforwards. We establish a valuation allowance to record our deferred tax assets at an amount that is more-likely-than-not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to the valuation allowance would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to expense in the period such determination was made.

Pension Obligations

For the remaining international pension plans, we record obligations and expenses related to a pension benefit plan based on actuarial valuations, which include key assumptions on discount rates, expected returns on plan assets and compensation increases. These actuarial assumptions are reviewed annually and modified as appropriate. The effect of modifications is generally recorded or amortized over future periods. We believe the assumptions used in recording obligations under the plans are reasonable based on prior experience, market conditions and the advice of plan actuaries. However, an increase in the discount rate would decrease the plan obligations and the net periodic benefit cost, while a decrease in the discount rate would increase the plan obligations and the net periodic benefit cost. In addition, an increase in the expected long-term return on plan assets would decrease the net periodic pension cost, while a decrease in expected long-term return on plan assets would increase the net periodic pension cost.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company operates manufacturing facilities and offices around the world and uses fixed and floating rate debt to finance the Company's global operations. As a result, the Company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations and market risk related to changes in interest rates and foreign currency exchange rates. The Company believes that the political and economic risks related to the Company's international operations are mitigated due to the geographic diversity in which the Company's international operations are located.

Effective July 1, 2018, Argentina was designated as a highly inflationary economy as the projected three-year cumulative inflation rate exceeded 100%. As such, beginning July 1, 2018, the functional currency for the Company's Argentina subsidiary became the U.S. dollar. Revenue from operations in Argentina represented less than 1% of total consolidated net sales for the years ended December 31, 2025, 2024 and 2023.

As of December 31, 2025, the Company had no foreign currency forward exchange assets and $0.1 million foreign currency forward exchange liabilities outstanding. The Company does not hold derivatives for trading purposes.

The Company's primary currency rate exposures are related to foreign denominated debt, intercompany debt, forward exchange contracts, foreign denominated receivables and payables and cash and short-term investments. A hypothetical 10% change in currency rates would have a favorable/unfavorable impact on fair values on such instruments of approximately $4.7 million. A hypothetical 10% change in currency rates would have a favorable/unfavorable impact on income before tax of $2.0 million.

The Company is exposed to market risk, including changes in interest rates. The Company is subject to interest rate risk on its variable rate revolving credit facilities and term notes, which consisted of long-term borrowings of $17.9 million at December 31, 2025. A 100 basis point increase in the interest rate would have resulted in an increase in interest expense of approximately $0.2 million for the year ended December 31, 2025.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Preformed Line Products Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Preformed Line Products Company (the Company) as of December 31, 2025 and 2024, the related statements of consolidated income, comprehensive income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 5, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Quantitative Impairment Assessment of Goodwill for the EMEA Reporting Unit

Description of the Matter	At December 31, 2025, the Company's goodwill was $30.7 million and the goodwill attributable to the EMEA reporting unit was $17.0 million. As discussed in Note 1 and Note 12 to the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level or more frequently if impairment indicators arise. Goodwill is tested for impairment utilizing a combination of the income approach, which uses a discounted cash flow methodology, and the market approach, which uses comparable company market multiples, to estimate the fair value of each reporting unit.
	Auditing management's quantitative goodwill impairment assessment for the EMEA reporting unit was complex due to the use of valuation methodologies to determine the fair value of a reporting unit. The fair value estimate was sensitive to significant assumptions, such as revenue growth rates, operating margins and discount rate, which are affected by expectations of future market or economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's quantitative goodwill impairment process. This included controls over management's review of the significant assumptions underlying the fair value determination described above.
	To test the estimated fair value of the Company's reporting unit, we performed audit procedures that included, among others, assessing the valuation methodologies used, testing the assumptions discussed above, and testing the completeness and accuracy of underlying data used by the Company in its analysis. We assessed the historical accuracy of management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting unit that would result from changes in the assumptions. We involved our internal valuation specialists to review the valuation methodologies and certain significant assumptions discussed above. We also assessed the appropriateness of the disclosures in the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2008.

Cleveland, Ohio

March 5, 2026

PREFORMED LINE PRODUCTS COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2025	2024
	(Thousands of dollars, except share and per share data)	
ASSETS		
Cash, cash equivalents and restricted cash	$ 83,389	$ 57,244
Accounts receivable, net	113,175	111,402
Inventories, net	148,730	129,913
Prepaid expenses	12,961	11,720
Other current assets	5,206	5,514
TOTAL CURRENT ASSETS	363,461	315,793
Property, plant and equipment, net	222,781	195,086
Operating lease, right-of-use assets	9,708	10,117
Goodwill	30,684	26,685
Other intangible assets, net	10,140	9,656
Deferred income taxes	7,481	6,546
Other assets	9,366	9,994
TOTAL ASSETS	$ 653,621	$ 573,877
LIABILITIES AND SHAREHOLDERS' EQUITY		
Trade accounts payable	$ 49,520	$ 41,951
Notes payable to banks	1,213	7,782
Operating lease liabilities, current	1,722	1,588
Current portion of long-term debt	5,392	2,430
Accrued compensation and other benefits	29,207	25,904
Accrued expenses and other liabilities	22,407	25,503
Dividends payable	1,277	1,293
Income taxes payable	3,972	1,962
TOTAL CURRENT LIABILITIES	114,710	108,413
Long-term debt, less current portion	32,860	18,357
Operating lease liabilities, noncurrent	5,957	6,538
Deferred income taxes	5,707	3,766
Other noncurrent liabilities	18,836	14,479
SHAREHOLDERS' EQUITY		
Common shares $2 par value per share, 15,000,000 shares authorized, 4,907,787 and 4,913,621 issued and outstanding, at December 31, 2025 and December 31, 2024, respectively	13,860	13,752
Common shares issued to rabbi trust, 222,506 and 222,887 shares at December 31, 2025 and December 31, 2024, respectively	(9,586)	(9,575)
Deferred compensation liability	9,586	9,575
Paid-in capital	67,217	65,093
Retained earnings	584,360	553,179
Treasury shares, at cost, 2,021,940 and 1,961,772 shares at December 31, 2025 and December 31, 2024, respectively	(136,554)	(126,800)
Accumulated other comprehensive loss	(53,365)	(82,909)
TOTAL PREFORMED LINE PRODUCTS COMPANY SHAREHOLDERS' EQUITY	475,518	422,315
Noncontrolling interest	33	9
TOTAL SHAREHOLDERS' EQUITY	475,551	422,324
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 653,621	$ 573,877

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
STATEMENTS OF CONSOLIDATED INCOME

		Year Ended December 31,				
		2025		**2024**		**2023**
		(Thousands, except per share data)				
Net sales	$	669,338	$	593,714	$	669,679
Cost of products sold		460,799		403,903		434,831
GROSS PROFIT		208,539		189,811		234,848
Costs and expenses						
Selling		52,011		48,722		51,078
General and administrative		75,176		67,477		74,643
Research and engineering		23,687		21,923		22,481
Other operating expense, net		2,530		932		2,492
		153,404		139,054		150,694
OPERATING INCOME		55,135		50,757		84,154
Other income (expense)						
Interest income		2,317		2,573		1,811
Interest expense		(1,303)		(2,221)		(3,905)
Pension termination expense		(11,657)		—		—
Other income (expense), net		1,128		(339)		284
		(9,515)		13		(1,810)
INCOME BEFORE INCOME TAXES		45,620		50,770		82,344
Income tax expense		10,313		13,659		19,007
NET INCOME	$	35,307	$	37,111	$	63,337
Net income attributable to noncontrolling interests		(24)		(17)		(5)
NET INCOME ATTRIBUTABLE TO PREFORMED LINE PRODUCTS COMPANY SHAREHOLDERS	$	35,283	$	37,094	$	63,332
AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING:						
Basic		4,918		4,908		4,920
Diluted		4,942		4,947		4,997
EARNINGS PER SHARE OF COMMON STOCK ATTRIBUTABLE TO PREFORMED LINE PRODUCTS COMPANY SHAREHOLDERS:						
Basic	$	7.17	$	7.56	$	12.87
Diluted	$	7.14	$	7.50	$	12.68

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

		Year Ended December 31,				
		2025		2024		2023
		(Thousands of dollars)				
Net income	$	35,307	$	37,111	$	63,337
Other comprehensive income (loss), net of tax:						
Foreign currency translation adjustment		24,171		(21,708)		9,667
Pension adjustment, net of tax		5,373		(895)		14
Other comprehensive income (loss), net of tax		29,544		(22,603)		9,681
Comprehensive income attributable to noncontrolling interests		(24)		(17)		(5)
COMPREHENSIVE INCOME ATTRIBUTABLE TO PREFORMED LINE PRODUCTS COMPANY SHAREHOLDERS	$	64,827	$	14,491	$	73,013

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY

STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year Ended December 31,		
	2025	**2024**	**2023**
	(Thousands of dollars)		
OPERATING ACTIVITIES			
Net income	$ 35,307	$ 37,111	$ 63,337
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	23,030	20,830	18,914
Provision for accounts receivable allowances	(119)	(875)	3,441
Provision for inventory reserves	3,065	4,498	8,081
Deferred income taxes	(1,176)	1,084	(2,232)
Share-based compensation expense	4,955	3,412	4,948
Pension termination expense	11,657	—	—
Loss (gain) on sale of property and equipment	8	(1,748)	(2,478)
Other, net	413	828	435
Changes in operating assets and liabilities			
Accounts receivable	6,989	(8,710)	16,969
Inventories	(11,949)	6,784	(4,952)
Prepaid expenses	3,998	(3,988)	5,961
Trade accounts payable and accrued liabilities	10	8,602	2,302
Accrued income and other taxes	(1,270)	590	(937)
Contributions to company pension plan	(2,850)	—	(1,500)
Other, net	1,399	(938)	(4,647)
NET CASH PROVIDED BY OPERATING ACTIVITIES	73,467	67,480	107,642
INVESTING ACTIVITIES			
Capital expenditures	(40,132)	(14,651)	(35,332)
Proceeds from the sale of property and equipment	273	3,454	2,631
Proceeds from sale of investments	1,679	1,993	—
Purchases of investments	(451)	(3,154)	—
Acquisition of businesses, net of cash	(4,746)	—	(12,089)
NET CASH USED IN INVESTING ACTIVITIES	(43,377)	(12,358)	(44,790)
FINANCING ACTIVITIES			
(Payments) proceeds of notes payable to banks	(6,679)	860	(11,081)
Proceeds from long-term debt	22,207	96,410	169,172
Payments of long-term debt	(6,634)	(130,133)	(186,179)
Dividends paid	(4,118)	(4,076)	(4,106)
Proceeds from issuance of common shares	1,925	214	2,164
Stock incentive plan payments	(4,704)	—	—
Purchase of common shares for treasury	(1,049)	(226)	(728)
Purchase of common shares for treasury from related parties	(8,705)	(8,379)	(18,164)
Other	(1,474)	(2,473)	—
NET CASH USED IN FINANCING ACTIVITIES	(9,231)	(47,803)	(48,922)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	5,286	(3,682)	2,438
Net increase in cash, cash equivalents and restricted cash	26,145	3,637	16,368
Cash, cash equivalents and restricted cash at beginning of year	57,244	53,607	37,239
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$ 83,389	$ 57,244	$ 53,607

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

(In thousands, except share and per share data)	Common Shares	Common Shares Issued to Rabbi Trust	Deferred Compensation Liability	Paid in Capital	Retained Earnings	Treasury Shares	Accumulated Other Comprehensive Income (Loss) — Cumulative Translation Adjustment	Accumulated Other Comprehensive Income (Loss) — Unrecognized Pension Benefit Cost	Total Preformed Line Products Company Equity	Noncontrolling Interests	Total Equity
Balance at January 31, 2023	$ 13,351	$ (10,261)	$ 10,261	$ 53,646	$460,930	$ (99,303)	$ (65,495)	$ (4,492)	$ 358,637	$ (13)	$358,624
Net income					63,332				63,332	5	63,337
Foreign currency translation adjustment							9,667		9,667		9,667
Pension adjustment, net of tax								14	14		14
Total comprehensive income									73,013	5	73,018
Purchase of 102,693 common shares						(16,101)			(16,101)		(16,101)
Stock incentive plan activity	256			7,312	(175)	(2,845)			4,548		4,548
Common shares distributed from rabbi trust of 2,268, net		78	(78)						—		—
Cash dividends declared - $0.80 per share					(3,933)				(3,933)		(3,933)
Balance at December 31, 2023	$ 13,607	$ (10,183)	$ 10,183	$ 60,958	$520,154	$(118,249)	$ (55,828)	$ (4,478)	$ 416,164	$ (8)	$416,156
Net income					37,094				37,094	17	37,111
Foreign currency translation adjustment							(21,708)		(21,708)		(21,708)
Pension adjustment, net of tax								(895)	(895)		(895)
Total comprehensive income									14,491	17	14,508
Purchase of 24,622 common shares						(3,099)			(3,099)		(3,099)
Stock incentive plan activity	145			4,135		(5,452)			(1,172)		(1,172)
Common shares distributed from rabbi trust of 20,231, net		608	(608)						—		—
Cash dividends declared - $0.80 per share					(4,069)				(4,069)		(4,069)
Balance at December 31, 2024	$ 13,752	$ (9,575)	$ 9,575	$ 65,093	$553,179	$(126,800)	$ (77,536)	$ (5,373)	$ 422,315	$ 9	$422,324
Net income					35,283				35,283	24	35,307
Foreign currency translation adjustment							24,171		24,171		24,171
Pension adjustment, net of tax								5,373	5,373		5,373
Total comprehensive income									64,827	24	64,851
Purchase of 54,334 common shares						(8,873)			(8,873)		(8,873)
Stock incentive plan activity	108			2,124		(881)			1,351		1,351
Common shares distributed from rabbi trust of 381, net		(11)	11						—		—
Cash dividends declared - $0.81 per share					(4,102)				(4,102)		(4,102)
Balance at December 31, 2025	$ 13,860	$ (9,586)	$ 9,586	$ 67,217	$584,360	$(136,554)	$ (53,365)	$ —	$ 475,518	$ 33	$475,551

See notes to consolidated financial statements.

Note 1 - Significant Accounting Policies

Nature of Operations

Preformed Line Products Company and subsidiaries (the "Company") is a designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for the energy, telecommunication, cable operators, data communication and other similar industries. The Company's primary products support, protect, connect, terminate and secure cables and wires. The Company provides helical solutions, connectors, fiber optic and copper splice closures, solar framing applications, and electric vehicle charging station foundations. The Company's customers include public and private energy utilities and communication companies, cable operators, contractors and subcontractors, distributors and value-added resellers. The Company serves its worldwide markets through strategically located domestic and international manufacturing facilities.

Principles of Consolidation and Noncontrolling Interests

The accompanying consolidated financial statements, including the accounts of the Company and its wholly-owned subsidiaries for which it has a controlling interest, were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which the Company exercises control. Intercompany transactions and balances are eliminated in consolidation. Noncontrolling interests are presented in the Company's Consolidated Financial Statements as if parent company investors (controlling interests) and other minority investors (noncontrolling interests) in partially owned subsidiaries have similar economic interests in a single entity. As a result, investments in noncontrolling interests are reported as equity in our Consolidated Financial Statements. Additionally, the Company's Consolidated Financial Statements include 100% of a controlled subsidiary's earnings, rather than only our share. Transactions between the parent company and noncontrolling interests are reported in equity as transactions between stockholders, provided that these transactions do not create a change in control.

Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash ("Cash") are stated at fair value and consist of highly liquid investments with original maturities of three months or less or with maturities of more than three months that can be withdrawn early without a significant economic penalty. Restricted cash, which is not material, is included in Cash, cash equivalents and restricted cash on the Company's Consolidated Balance Sheets.

Accounts Receivable Allowances

The Company maintains an allowance for credit losses for estimated losses resulting from the inability of its customers to make required payments. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Board ("ASC") 326 "Financial Instruments – Credit Losses", the Company uses a current expected credit loss model in order to immediately recognize an estimate of credit losses that are expected to occur over the life of the financial instruments, mainly trade receivables. Additionally, the allowance is based upon identified delinquent accounts, customer payment patterns and other analyses of historical data trends. The Company also maintains an allowance for future sales credits related to sales recorded during the year. The estimated allowance is based on historical sales credits issued in the subsequent year related to the prior year and any significant, preapproved open return good authorizations as of the balance sheet date.

Inventories

The Company uses the last-in, first-out ("LIFO") method of determining cost for the majority of its material portion of inventories in PLP-USA. All other inventories are determined by the first-in, first-out ("FIFO") or average cost methods. Inventories are carried at lower of cost or net realizable value. Reserves are maintained for estimated obsolescence or excess inventory based on past usage and future demand.

Fair Value of Financial Instruments

FASB ASC 825, "Disclosures about Fair Value of Financial Instruments," requires disclosures of the fair value of financial instruments. The estimated fair value of financial instruments was principally based on market prices where such prices were available, and when unavailable, fair values were estimated based on market prices of similar instruments.

Property, Plant and Equipment and Depreciation

Property, plant, and equipment is recorded at cost less accumulated depreciation or amortization. Property under finance lease agreements is carried at the present value of lease payments over the lease term less accumulated amortization. Depreciation is based on the estimated service lives of depreciable assets and is calculated using the straight-line method. Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. The estimated useful lives for assets purchased new are: land improvements, 10 years; buildings, 39 years; building improvements, 5 years to 39 years; machinery and equipment, 3 years to 10 years; tooling, 5 years; and aircraft, 15 years. Appropriate reductions in estimated useful lives are made for property, plant and equipment purchased in connection with an acquisition of a business or in a used condition when purchased.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the carrying value of the assets are impaired and the undiscounted future cash flows estimated to be generated by such assets are less than the carrying value. The Company's cash flows are based on historical results adjusted to reflect the Company's best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimate of fair value represents the Company's best estimate based on industry trends and reference to market rates and transactions. The Company did not record an impairment to long-lived assets during the years ended December 31, 2025 and 2024.

Goodwill and Other Intangibles

In accordance with ASC 805, "Business Combinations," the Company uses the acquisition method of accounting to allocate costs of acquired businesses to the assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition. The excess costs of acquired businesses over the fair values of the assets acquired and liabilities assumed are recognized as goodwill.

Goodwill and other intangible assets are generally recorded as a result of a business acquisition. Goodwill represents the excess of purchase price over the fair value of the tangible and identifiable net assets acquired during a business combination and is not subject to amortization but is subject to annual impairment testing. Goodwill is reviewed for impairment annually on October 1 or more frequently when changes in circumstances indicate the carrying amount may be impaired. Such events or changes may include, but are not limited to, a significant deterioration in overall economic conditions, changes in the business climate of the Company's industry, overall performance indicators, a decline in the Company's market capitalization, business reorganization or restructuring or disposal of all or part of a reporting unit.

Goodwill is tested for impairment at the reporting unit level, and is based on the net assets for each reporting unit, including goodwill and intangible assets. The Company's reporting units are equivalent to the reportable operating segments, except for the Americas segment which has two reporting units (Canada and Other Americas). Goodwill is assigned to each reporting unit, as this represents the lowest level that constitutes a business and is the level at which management regularly reviews the operating results.

The Company may use both quantitative and qualitative approaches when testing goodwill for impairment. A qualitative analysis is performed by assessing certain trends and factors, including projected market outlook and growth rates, forecasted and actual sales and gross profit margins, discount rates and other relevant qualitative factors. These trends and factors are compared to, and based on, the assumptions used in the most recent quantitative analysis performed for each reporting unit to determine if it is more likely than not that the fair value of the reporting unit exceeds its carrying amount. If that determination is made, no further evaluation is necessary. Otherwise, the Company performs a quantitative impairment test on the reporting unit.

For the quantitative approach, the Company uses a combination of the income approach, which uses a discounted cash flow methodology, and the market approach, which uses comparable market multiples, in computing fair value by reporting unit. The Company then compares the fair value of the reporting unit with its carrying value to assess if goodwill has been impaired. The fair value estimates are subjective and sensitive to significant assumptions, such as future cash flows, revenue growth rates, operating margins, the weighted-average cost of capital ("WACC"), and estimated market multiples, of which are affected by expectations of future market or economic conditions. The future cash flows are based on the Company's long-term operating plan and a terminal value was used to estimate the reporting unit's cash flows beyond the period covered by the operating plan. The WACC is an estimate of the overall after-tax rate of return required by equity and debt market holders of a business enterprise. The Company believes that the methodologies, significant assumptions, and weightings used are reasonable and result in appropriate fair values of the reporting units.

Intangible assets with definite lives, consisting primarily of purchased customer relationships, patents, technology, customer backlogs, trademarks and land use rights, are generally amortized over periods from 1 year to 99 years. The Company has no indefinite lived intangible assets other than goodwill. The Company's intangible assets with finite lives are generally amortized over the period in which the economic benefits of the intangibles are consumed, using either a projected cash flow basis method or the straight-line method. The straight-line method is used in circumstances in which it better reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise expire compared to using a projected cash flow basis method. An evaluation of the remaining useful life of intangible assets with a determinable life is performed on a periodic basis and when events and circumstances warrant an evaluation. The Company assesses intangible assets with a determinable life for impairment when the carrying amount may not be recoverable, consistent with its policy for assessing other long-lived assets. The Company did not record an impairment to intangible assets with finite lives during the years ended December 31, 2025 and 2024.

Impairment assessments inherently involve management judgments regarding a number of assumptions such as those described above. Due to the multiple variables inherent in arriving at the estimates of the reporting unit's fair value, differences in assumptions could have an effect on the estimated fair value of a reporting unit and could result in goodwill impairment charges in a future period.

Revenue Recognition

Net sales include products and shipping and handling charges, net of estimates for product returns. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products. All revenue is recognized when the Company satisfies the performance obligations under the contract and control of the product is transferred to the customer, primarily based on shipping terms. Revenue for shipping and handling charges are recognized at the time the products are shipped to, delivered to or picked up by the customer. Payment terms vary by the type and location of the customer and the products offered but are generally short-term in nature. The Company estimates product returns based on historical return rates.

Research and Development

Research and development costs for new products are expensed as incurred and are reported on the Statements of Consolidated Income.

Income Taxes

Income taxes are computed in accordance with the provisions of FASB ASC 740, "Income taxes" and include U.S. (federal and state) and foreign income taxes. In the Consolidated Financial Statements, the benefits of a consolidated return have been reflected where such returns have or could be filed based on the entities and jurisdictions included in the financial statements. The Company has elected to recognize Global Intangible Low-Taxed Income ("GILTI") as a period expense in the period the tax is incurred.

Deferred Tax Assets

Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax basis of assets and liabilities and operating loss and tax credit carryforwards. Deferred tax liabilities and assets are determined based on the differences between the book and tax basis of particular assets and liabilities and operating loss carryforwards using tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. We establish a valuation allowance to record our deferred tax assets at an amount that is more-likely-than-not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to the valuation allowance would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to expense in the period such determination was made.

Uncertain Tax Positions

We identify tax positions taken on the federal, state, local and foreign income tax returns filed or to be filed. A tax position can include: a reduction in taxable income reported in a previously filed tax return or expected to be reported on a future tax return that impacts the measurement of current or deferred income tax assets or liabilities in the period being reported; a decision not to file a tax return; an allocation or a shift of income between jurisdictions; the characterization of income or a decision to exclude reporting taxable income in a tax return; or a decision to classify a transaction, entity or other position in a tax return as tax exempt. We determine whether a tax position is an uncertain or a routine business transaction tax position that is more-likely-than-not to be sustained at the full amount upon examination.

Under ASC 740, "Tax Benefits from Uncertain Tax Positions" that reduce our current or future income tax liability are reported in our financial statements only to the extent that each benefit is recognized and measured under a two-step approach. The first step requires us to assess whether each tax position based on its technical merits and facts and circumstances as of the reporting date, is more-likely-than-not to be sustained upon examination. The second step measures the amount of tax benefit that we would recognize in the financial statements based on a cumulative probability approach. A tax position that meets the more-likely-than-not threshold that is not highly certain is measured based on the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the tax authority, assuming that the tax authority has examined the position and has full knowledge of all relevant information.

Advertising

Advertising costs are expensed as incurred and totaled $2.8 million in 2025, $2.5 million in 2024 and $2.4 million in 2023.

Foreign Currency Translation

Asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the date of the Consolidated Balance Sheet. The translation adjustments are recorded in Accumulated other comprehensive income (loss). Revenues and expenses are translated at weighted average exchange rates in effect during the period. Transaction gains and losses arising from exchange rate changes on transactions denominated in a currency other than the functional currency are included in income and expensed as incurred. Aggregate transaction losses, including hedge activity, was $0.4 million for the year ended December 31, 2025, $0.5 million for the year ended December 31, 2024 and $3.2 million for the year ended December 31, 2023. Upon sale or substantially complete liquidation of an investment in a foreign entity, the cumulative translation adjustment for that entity is reclassified from Accumulated other comprehensive loss to earnings.

Effective July 1, 2018, Argentina was designated as a highly inflationary economy as the projected three-year cumulative inflation rate exceeded 100%. As such, beginning July 1, 2018, the functional currency for the Company's Argentina subsidiary became the U.S. dollar. Revenue from operations in Argentina was less than 1% of total consolidated net sales for the years ended December 31, 2025, 2024 and 2023.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's consolidated financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

Certain prior year amounts have been reclassified to conform to current year presentation.

Business Combinations

Upon acquisition of a business, the Company uses the income, market or cost approach (or a combination thereof) for the valuation as appropriate. The valuation inputs in these models and analyses are based on market participant assumptions. Market participants are considered to be buyers and sellers unrelated to the Company in the principal or most advantageous market for the asset or liability.

The Company uses a discounted cash flow model to measure the fair value of intangible assets. The significant assumptions used to estimate the fair value of the intangible assets include discount rates and certain assumptions that form the basis of future cash flows (such as revenue growth rates, attrition rates, and royalty rates). These assumptions relate to the future performance of the acquired businesses, are forward-looking and could be affected by future economic and market conditions.

Fair value estimates are based on a series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. Management values property, plant and equipment using the cost approach supported where available by observable market data, which includes consideration of obsolescence. Acquired inventories are marked to fair value. For certain items, the carrying value is determined to be a reasonable approximation of fair value based on information available to the Company.

Derivative Financial Instruments

The Company operates internationally and enters into intercompany transactions denominated in foreign currencies. Consequently, the Company is subject to market risk arising from exchange rate movements between the dates foreign currency transactions occur and the dates they are settled. The Company currently uses foreign currency forward contracts to reduce the risk related to some of these transactions. These contracts usually have maturities of 90 days or less and generally require an exchange of foreign currencies for U.S. dollars at maturity at rates stated in the contracts. These contracts are not designated as hedging instruments under U.S. GAAP. Accordingly, the changes in the fair value of the foreign currency forward contracts are recognized in each accounting period in "Other operating expense, net" on the Consolidated Statements of Income together with the transaction gain or loss from the related balance sheet position. The Company records the contracts at fair value in the Consolidated Balance Sheets. The Company does not hold derivatives for trading purposes.

Recently Adopted or Issued Accounting Pronouncements

Adopted

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." This ASU enhances reportable segment disclosures on both an annual and interim basis primarily in regards to the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within the reported measure(s) of segment profit or loss. In addition, the ASU requires disclosure, by segment, of other items included in the reported measure(s) of segment profit or loss, including qualitative information describing the composition, nature and type of each item. The ASU also expands disclosure requirements related to the CODM, including how the reported measure(s) of segment profit or loss are used to assess segment performance and allocate resources, the method used to allocate overhead for significant segment expenses and others. Lastly, all current required annual segment reporting disclosures under Topic 280 are now effective for interim periods. The ASU was effective for the Company's 2024 fiscal year and interim periods beginning with the quarter ended March 31, 2025. The adoption of this new standard did not have a material impact on the consolidated financial statements, other than the updated segment disclosures included within Note 15, "Segment Information".

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." This ASU enhances income tax disclosures by providing information to better assess how an entity's operations, related tax risks, tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU requires additional disclosures to the annual effective tax rate reconciliation including specific categories and further disaggregated reconciling items that meet the quantitative threshold. Additionally, the ASU requires disclosures relating to income tax expense and payments made to federal, state, local and foreign jurisdictions. This ASU was effective for the Company's 2025 fiscal year end. The adoption of this new standard did not have a material impact on the consolidated financial statements, other than the tax disclosures included with Note 9, "Income Taxes".

Not Yet Adopted

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." This ASU improves disclosures about a public business entity's expenses and addresses requests from investors for more detailed information about the types of expenses commonly presented in expense captions. Coupled with recent standards that enhanced the disaggregation of revenue and income tax information, the disaggregated expense information required by the amendments in this ASU will enable investors to better understand the major components of an entity's income statement. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact of adopting this ASU.

In September 2025, the FASB issued Accounting Standards Update No. 2025-06, "Intangibles - Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targets Improvements to the Accounting for Internal-Use Software." This ASU removes all references to software development "project stages." Instead, capitalization begins when the following conditions are met: management has authorized funding the software project, it is probable that the project will be completed and the software will be used for its intended function. This ASU is effective for annual periods beginning after December 15, 2027, and for interim periods within those annual reporting periods, with early adoption permitted. The Company is evaluating the impact of adopting this ASU.

New Regulations

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain businesses. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The implementation of OBBBA resulted in an expected cash tax savings of approximately $3.0 million for the Company's 2025 fiscal year end.

Note 2 - Inventories, Net

Inventories, net

		December 31,		
		2025		**2024**
Raw materials	$	95,988	$	75,138
Work-in-process		16,586		12,225
Finished products		55,442		52,792
Inventories, net of excess and obsolete inventory reserve		168,016		140,155
Excess of current cost over LIFO cost		(19,286)		(10,242)
Inventories at LIFO cost	$	148,730	$	129,913

Costs for inventories of certain material, mainly in the U.S., are determined using the LIFO method and totaled approximately $45.8 million and $46.5 million at December 31, 2025 and 2024, respectively. The net change in LIFO inventories for December 31, 2025 and 2024 resulted in an expense of $9.0 million and benefit of $0.3 million to Cost of products sold, respectively. The Company's reserves for slow-moving and obsolete inventory at December 31, 2025 and 2024 was $17.7 million.

Note 3 - Property and Equipment, Net

Major classes of property, plant and equipment are as follows:

	December 31,	
	2025	2024
Land and improvements	$ 27,293	$ 20,204
Buildings and improvements	131,619	125,076
Machinery, equipment and aircraft	274,919	252,759
Construction in progress	27,206	10,884
Property, plant and equipment, gross	461,037	408,923
Less accumulated depreciation	(238,256)	(213,837)
Property, plant and equipment, net	$ 222,781	$ 195,086

Depreciation of property and equipment was $22.0 million in 2025, $20.4 million in 2024 and $17.0 million in 2023.

Note 4 - Contingent and Other Liabilities

The Company can be party to a variety of pending legal proceedings and claims arising in the normal course of business, including, but not limited to, litigation relating to employment, workers' compensation, product liability, environmental and intellectual property. The Company has liability insurance to cover many of these claims. Although the outcomes of these matters are not predictable with certainty, the Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the event the Company determines that a loss is not probable, but is reasonably possible, and the likelihood to develop what the Company believes to be a reasonable range of potential loss exists, the Company will include disclosure related to such matters. To the extent that there is a reasonable possibility the losses could exceed amounts already accrued, the Company will adjust the accrual in the period in which the determination is made, disclose an estimate of the additional loss or range of loss and if the amount of such adjustment cannot be reasonably estimated, disclose that an estimate cannot be made.

The Company is not a party to any pending legal proceedings that the Company believes would, individually or in the aggregate, have a material adverse effect on its financial condition, results of operations or cash flow. For the years ended December 31, 2025 and 2024, there were no reserves for known global legal matters.

For the years ended December 31, 2025 and 2024, the Company has included $4.7 million and $6.7 million, respectively, of advanced payments by customers for future projects in Accrued expenses and other liabilities on the Consolidated Balance Sheet.

Note 5 - Pension Plans

The Company maintained a noncontributory defined benefit pension plan covering eligible U.S. employees (the "U.S. Plan"). On December 12, 2012, the Company approved a freeze on further benefit accruals under the U.S. Plan and notified the participants of the freeze on December 19, 2012. Beginning February 1, 2013, participants ceased earning additional benefits under the U.S. Plan and no new participants entered the U.S. Plan. In August 2023, the Board of Directors of the Company approved a resolution to terminate the U.S. Plan. The Company used a December 31 measurement date for the U.S. Plan.

The Company completed its U.S. Plan termination in the third quarter of 2025 through the purchase of a group annuity contract. Prior to the termination, the U.S. Plan was amended to provide certain participants who are not currently receiving benefits the opportunity during an election period of April 1, 2025 to May 31, 2025 to elect to receive their benefit in the form of a lump sum. Lump-sum payments of approximately $13.1 million were made during July and August of 2025 in connection with such elections. In August 2025, the Company contributed approximately $2.9 million to the U.S. Plan and purchased an annuity contract through a financial institution for approximately $18.0 million to fully liquidate the U.S. Plan.

Due to the termination of the U.S. Plan in August 2025, the Company remeasured the U.S. Plan at August 31, 2025. In the third quarter, the Company recorded a total non-cash pre-tax charge associated with the U.S. Plan termination of $11.7 million, of which $8.8 million represents the acceleration of deferred charges previously accrued in accumulated other comprehensive loss and $2.9

million represents the actuarial loss. This non-cash pre-tax charge is recognized within the pension termination expense line item on the Statement of Consolidated Income.

The Company made no contribution to the U.S. Plan for the year ended December 31, 2024.

Excluding the U.S. Plan termination charges, the following is the net periodic pension expense for the U.S. Plan for the years ended December 31:

	2025	2024	2023
Interest cost	$ 1,058	$ 1,540	$ 1,568
Expected return on plan assets	(942)	(1,940)	(2,017)
Recognized net actuarial loss	432	445	463
Net periodic pension expense	$ 548	$ 45	$ 14

Components of net periodic pension expense, other than service cost, are included in other income (expense), net in the Consolidated Statement of Income.

The following tables set forth the changes in benefit obligations, the change in plan assets, the funded status, and amounts recognized in the consolidated financial statements for the U.S. Plan at December 31, which is inclusive of the U.S. Plan termination:

	2025	2024
Projected benefit obligation at beginning of the year	$ 28,175	$ 29,773
Interest cost	1,058	1,540
Actuarial loss (gain)	2,856	(1,557)
Benefits paid	(954)	(1,581)
Benefits settled in lump sum window	(13,150)	—
Benefits settled in annuity purchase	(17,985)	—
Projected benefit obligation at end of year	$ —	$ 28,175
Fair value of plan assets at beginning of the year	$ 29,094	$ 31,896
Actual return on plan assets	494	(1,221)
Employer contributions	2,850	—
Benefits paid	(954)	(1,581)
Benefits settled in lump sum window	(13,150)	—
Benefits settled in annuity purchase	(17,985)	—
Fair value of plan assets at end of the year	$ 349	$ 29,094
Pension asset	$ (349)	$ (919)

In 2025, in accordance with ASC 715-20, the Company recognized the over-funded status of the U.S. Plan as a non-current asset. The remaining pension asset will be settled once final census adjustments are completed in 2026. The amount recognized in Accumulated other comprehensive loss related to the U.S. Plan at December 31 is comprised of the following:

	2025	2024
Balance at January 1	$ (5,373)	$ (4,478)
Reclassification adjustments:		
Pre-tax termination loss	11,657	—
Pre-tax amortized net actuarial loss	432	445
Tax benefit	(4,106)	(104)
	7,983	341
Adjustment to recognize loss on pension asset:		
Pre-tax loss	(3,303)	(1,605)
Tax benefit	693	369
	(2,610)	(1,236)
Balance at December 31,	$ —	$ (5,373)

The 2025 reduction on the projected benefit obligation of $28.2 million was primarily due to the U.S. Plan termination and related lump sum window and annuity purchase that occurred in the third quarter of 2025.

The U.S. Plan had assets in excess of accumulated benefit obligations as follows:

	2025	2024
Accumulated benefit obligation	$ —	$ 28,175
Fair market value of assets	$ 349	$ 29,094

Weighted-average assumptions used to determine benefit obligations at:	August 31, 2025	December 31, 2024
Discount rate	n/a	5.77%
Rate of compensation increase	n/a	n/a

Weighted-average assumptions used to determine net periodic benefit cost at:	August 31, 2025	December 31, 2024	December 31, 2023
Discount rate	5.77%	5.34%	5.55%
Rate of compensation increase	n/a	n/a	n/a
Expected long-term return on plan assets	4.75%	6.25%	7.00%

The net periodic pension cost for the eight-month period in 2025 prior to the U.S. Plan termination was based on a long-term asset rate-of-return of 4.75%. This rate is based upon management's estimate of future long-term rates of return on assets as invested at December 31, 2024 and is consistent with historical returns on such assets.

At December 31, 2025, all plan assets were invested solely in cash. At December 31, 2024, the U.S. Plan assets were invested in pooled investment funds which are measured at fair value using the net asset value ("NAV"). The NAV is based on the value of the assets owned by the plan, less liabilities. These pooled assets are not quoted on an active exchange. The fair value of the U.S. Plan assets at December 31, 2025 and 2024 was $0.3 million and $29.1 million, respectively.

The U.S. Plan weighted-average asset allocations at December 31, 2025 and 2024, by asset category, are as follows:

Asset category	Plan assets at December 31,	
	2025	2024
Debt securities	— %	100 %
Cash and equivalents	100	—
	100 %	100 %

Other Benefit Plans

The Company also provides retirement benefits through various defined contribution plans including PLP-USA's Profit Sharing Plan. Expense for these defined contribution plans was $9.6 million in 2025, $8.2 million in 2024, and $6.6 million in 2023.

The Company also provides retirement benefits through the Supplemental Profit Sharing Plan. To the extent an employee's award under PLP-USA's Profit Sharing Plan exceeds the maximum allowable contribution permitted under existing tax laws, the excess is accrued for (but not funded) under a non-qualified Supplemental Profit Sharing Plan. The Supplemental Profit Sharing Plan allows participants the ability to hypothetically invest their proportionate award into various investment options, which primarily includes mutual funds. The expense for the Supplemental Profit Sharing Plan for the year ended December 31, 2025, 2024 and 2023 was $1.8 million, $0.8 million, and $0.9 million, respectively. The Supplemental Profit Sharing Plan unfunded status for the years ended December 31, 2025 and 2024 was $10.8 million and $9.0 million, respectively, and is included in Other noncurrent liabilities.

The Company also has established nonqualified foreign defined benefit plans, which provide post-employment benefits based on years of service. For the periods ending December 31, 2025 and 2024, the Company's benefit obligations related to these unfunded programs were $3.2 million and $3.1 million, respectively. During 2025, 2024 and 2023, the Company recorded benefit costs relating to these programs of $0.6 million, $0.3 million, and $0.6 million, respectively.

Note 6 - Accumulated Other Comprehensive Income ("AOCI")

The following tables set forth the total changes in AOCI by component, net of tax:

	Year Ended December 31, 2025			Year Ended December 31, 2024		
	Unrecognized Benefit Cost	Cumulative Translation Adjustment	Total	Unrecognized Benefit Cost	Cumulative Translation Adjustment	Total
Balance at January 1	$ (5,373)	$ (77,536)	$ (82,909)	$ (4,478)	$ (55,828)	$ (60,306)
Other comprehensive income (loss) before reclassifications:						
Foreign currency translation adjustment	—	24,171	24,171	—	(21,708)	(21,708)
Loss on pension asset	(2,610)	—	(2,610)	(1,236)	—	(1,236)
Amounts reclassified from AOCI:						
Amortization of defined benefit pension activity (a)	7,983	—	7,983	341	—	341
Recognition of deferred losses from pension termination (a)	—	—	—	—	—	—
Net current period other comprehensive income (loss)	5,373	24,171	29,544	(895)	(21,708)	(22,603)
Balance at December 31	$ —	$ (53,365)	$ (53,365)	$ (5,373)	$ (77,536)	$ (82,909)

(a)   This AOCI component is included in the computation of net periodic pension expense as noted in Note 5 – Pension Plans.

Note 7 - Debt and Credit Arrangements

	December 31,		
	2025		**2024**
Short-term debt			
Notes payable to banks			
Thailand Bhat denominated at 3.20%	$	318	$ 2,599
Thailand Bhat denominated at 3.50%		318	—
Poland Zloty denominated at 5.04%		450	—
China Yuan Renminbi denominated at 3.05%		—	685
China Yuan Renminbi denominated at 3.05%		—	412
Brazil Real denominated at 7.00%		127	—
Indonesia U.S. Dollar denominated at 5.86%		—	4,086
Current portion of long-term debt			
U.S. Dollar denominated at 2.74%		2,050	2,050
Poland Zloty denominated at 5.04%		1,462	—
Spain Euro denominated at 2.60%		466	—
Spain Euro denominated at 2.65%		684	—
Spain Euro denominated at 2.50%		570	—
Brazil Real denominated at 8.30%		—	200
Czech Republic Koruna denominated at 3.00%		—	42
Czech Republic Koruna denominated at 4.00%		101	86
Czech Republic Koruna denominated at 2.00%		59	52
Total short-term debt	$	6,605	$ 10,212
Long-term debt, including current portion			
U.S. Dollar denominated at 2.74%, due 2031	$	10,592	$ 12,642
Poland Zloty denominated at 5.26% due 2028		5,013	4,390
Poland Zloty denominated at 5.04% due 2035		10,691	—
Austria Euro denominated at 3.10% due 2028		1,118	990
New Zealand Dollar denominated at 4.27% due 2028		1,828	1,779
Brazil Real denominated at 8.30% due 2025		—	200
Spain Euro denominated at 2.60% due 2030		2,812	—
Spain Euro denominated at 2.65% due 2031		2,815	—
Spain Euro denominated at 2.50% due 2030		2,524	—
Czech Republic Koruna denominated at 7.00% due 2030		245	80
Czech Republic Koruna denominated at 4.00% due 2031		555	560
Czech Republic Koruna denominated at 3.00% due 2025		—	42
Czech Republic Koruna denominated at 2.00% due 2026		59	104
Total long-term debt		38,252	20,787
Less current portion		(5,392)	(2,430)
Total long-term debt, less current portion		32,860	18,357
Total debt	$	39,465	$ 28,569

PNC Bank Credit Facility

As of December 31, 2025, the Company maintained a credit facility (the "Facility") with PNC Bank, National Association ("PNC") with a capacity of $60.0 million. On March 14, 2025, the Company amended the Facility to extend the maturity date from March 2, 2026 to June 30, 2028. In addition, the amendment increased the amount of unsecured borrowings that the Company is permitted to incur outside of the Facility from $40.0 million to $60.0 million and included PLP Spain as an additional borrower.

On July 30, 2025, the Company amended the Facility to reduce the borrowing capacity from $90.0 million to $60.0 million, as well as increase the permitted indebtedness limit secured by mortgages, security interests or other liens from $35.0 million to $55.0 million. There were no other material changes to the Facility.

The interest rate for U.S. borrowing is defined as the Secured Overnight Financing Rate ("SOFR") plus 1.225% unless the Company's funded debt to Earnings before Interest, Taxes and Depreciation ratio exceeds 3.00 to 1, at which point the SOFR spread becomes 1.600%. At December 31, 2025, the Company had utilized $8.0 million with $52.0 million available on the Facility. There were no long-term outstanding letters of credit on the Facility as of December 31, 2025. Our bank debt to equity percentage was 8.3%. The Facility contains, among other provisions, requirements for maintaining levels of net worth and profitability. At December 31, 2025, the Company was in compliance with these covenants.

Corporate Aircraft Term Loan

On January 19, 2021, the Company received funding for a term loan from PNC Equipment Finance, LLC in the principal amount of $20.5 million for the full amount of the purchase price for a new corporate aircraft. The term of the loan is 120 months at a fixed interest rate of 2.744%. The loan is payable in 119 equal monthly installments, which commenced on March 1, 2021 with a final payment of any outstanding principal and accrued interest due and payable on the final monthly payment date. Of the $10.6 million outstanding on this debt facility at December 31, 2025, $2.1 million was classified as current. The aircraft has been pledged as collateral against the loan.

International Borrowing Facilities

The Company has other borrowing facilities at certain of its foreign subsidiaries, which consist of overdraft lines, working capital credit lines, and facilities for the issuance of letters of credit and short-term borrowing needs. At December 31, 2025, and December 31, 2024, $20.9 million and $8.8 million were outstanding, of which $4.6 million and $8.2 million were classified as current, respectively. Of the $20.9 million outstanding at December 31, 2025, $11.1 million is attributable to the Poland subsidiary and $8.2 million is attributable to the Spain subsidiary. These facilities support commitments made in the ordinary course of business.

On July 16, 2025, PLP Poland (Belos) S.A. ("PLP Poland"), a subsidiary of the Company, entered into a non-revolving investment loan with Bank Polska Kasa Opieki Spolka Akcyjna ("Bank Pekao S.A") to finance the construction of a new manufacturing plant for an amount up to PLN100.3 million ($27.9 million). The maturity date of the loan is January 31, 2035 and is payable in annual installments in the amounts of PLN5.3 million ($1.5 million) in 2026, PLN9.0 million ($2.5 million) in 2027, PLN9.6 million ($2.7 million) in 2028 through 2034, and PLN18.8 million ($5.0 million) in 2035.

The loan bears interest at the one month Warsaw Interbank Offered Rate ("WIBOR") plus 1.0% unless the Company does not meet the covenants as set forth in the Facility with PNC, at which point the WIBOR spread becomes 1.5%. The current manufacturing plant owned by PLP Poland, the plant under construction and all fixed assets within the plants are pledged as collateral against the loan. The loan also is guaranteed by the Company.

Restricted Cash

The Company's Asia-Pacific segment had $0.1 million in restricted cash used to secure bank guarantees as of December 31, 2025, and 2024, respectively. The restricted cash is shown on the Company's Consolidated Balance Sheets in Cash, cash equivalents and restricted cash.

Aggregate Maturities of Long-term Debt & Interest Paid

Aggregate maturities of long-term debt during the next five years are as follows: $5.4 million for 2026, $6.4 million for 2027, $13.5 for 2028, $6.7 million for 2029, $6.3 million for 2030 and thereafter.

Interest paid was $1.4 million in 2025, $2.2 million in 2024, and $3.8 million in 2023.

Guarantees and Letters of Credit

The Company has provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from the current year through the completion of such transactions. The guarantees would typically be triggered in the event of non-performance. As of December 31, 2025, the Company had total outstanding guarantees of $14.1 million. Additionally, certain domestic and foreign customers require the Company to issue letters of credit or performance bonds as a condition of placing an order. As of December 31, 2025, the Company had total outstanding letters of credit of $3.1 million.

Note 8 - Leases

The Company regularly enters into leases in the normal course of business. As of December 31, 2025, the leases in effect were related to land, buildings, vehicles, office equipment and other production equipment under operating leases with lease terms of up to 83 years. Some of the Company's leases include one or more renewal options, the exercise of which is generally at the Company's discretion. In addition, certain lease arrangements may be terminated prior to their original expiration date at the Company's discretion. The Company evaluates renewal and termination options at the lease commencement date to determine if the Company is reasonably certain to exercise the option on the basis of economic factors. The weighted average remaining lease term for the Company's operating and financing leases as of December 31, 2025 was 18.8 years and 3.0 years, respectively.

Lease expense is recognized for these leases on a straight-line basis over the lease term with variable lease payments recognized in the period those payments are incurred. The components of operating and finance lease costs are recognized in Costs and expenses and Interest expense, respectively, on the Company's Consolidated Statements of Income. The Company's operating and finance lease costs for the years ended December 31 were as follows:

	Year Ended December 31,		
	2025	2024	2023
Components of lease expense:			
Operating lease cost	$ 2,438	$ 2,353	$ 2,767
Finance lease cost:			
Amortization of right-of-use assets	196	160	119
Interest on lease liabilities	55	49	17
Total lease cost	$ 2,689	$ 2,562	$ 2,903

The discount rate implicit within each lease is often not determinable and, therefore, the Company establishes the discount rate based on its incremental borrowing rate. The incremental borrowing rate for the Company's leases is determined based on lease term and currency in which lease payments are made. The weighted average discount rate used to measure the Company's operating and finance lease liabilities as of December 31, 2025 was 5.58% and 6.44%, respectively. The weighted average discount rate used to measure the Company's operating and finance lease liabilities as of December 31, 2024 was 5.53% and 6.96%, respectively.

Future maturities of the Company's lease liabilities as of December 31, 2025 are as follows:

	Year Ended December 31, 2025	
	Operating Leases	Finance Leases
2026	$ 2,159	$ 248
2027	1,506	191
2028	1,236	234
2029	583	69
2030 and thereafter	6,700	6
Total lease payments	12,184	748
Less amount of lease payment representing interest	4,505	127
Total present value of lease payments	$ 7,679	$ 621

Amounts recognized as finance lease obligations are reported in Accrued expense and other liabilities and Other noncurrent liabilities in the Consolidated Balance Sheets.

The Company had de minimis sublease income for the years ended December 31, 2025 and 2024.

Supplemental cash flow information related to leases for the years ended December 31 were as follows:

	Year Ended December 31,		
	2025	2024	2023
Supplemental cash flow information			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 2,442	$ 2,341	$ 2,775
Operating cash flows for finance leases	55	49	17
Financing cash flows for finance leases	258	189	171

46

Note 9 - Income Taxes

Income before income taxes was derived from the following sources:

		2025		2024		2023
United States	$	22,395	$	19,476	$	57,736
Foreign		23,225		31,294		24,608
Total income before income taxes	$	45,620	$	50,770	$	82,344

The components of income taxes for the years ended December 31 are as follows:

		2025		2024		2023
Current						
Federal	$	4,633	$	2,646	$	12,263
Foreign		6,140		9,613		6,654
State and local		716		316		2,322
		11,489		12,575		21,239
Deferred						
Federal		(506)		2,139		(1,866)
Foreign		(431)		(1,507)		11
State and local		(239)		452		(377)
		(1,176)		1,084		(2,232)
Income taxes	$	10,313	$	13,659	$	19,007

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	Amount	Percent
US Federal Statutory Tax Rate	$9,594	21.0%
State and Local Tax, net of Federal Benefit (a)	326	0.6
Foreign Tax Effects	1,583	3.5
Effect of Changes in Tax Laws or Rates Enacted in the Current Period	—	—
Tax Credits:		
Foreign Tax Credits	(682)	(1.5)
Other	(56)	(0.1)
Effect of Cross Border Tax Laws:		
Global intangible low taxed income	437	1.0
Other	(99)	(0.2)
Valuation Allowances	149	0.3
Non-Taxable or Nondeductible items:		
Non-deductible Officers' Compensation	1,715	3.8
Excess Tax Benefit from RSUs	(1,186)	(2.6)
Other	9	—
Changes in Unrecognized Tax Benefits	34	0.1
Other Adjustments:		
Pension Termination	(1,414)	(3.1)
Other	(97)	(0.2)
Effective Tax Rate	$10,313	22.6%

(a) State taxes in Arkansas and Texas make up the majority (greater than 50 percent) of the tax effect in this category.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes prior to the adoption of ASU 2023-09 is as follows:

	2024	2023
Federal tax at statutory rate	21.0%	21.0%
Non-deductible officers' compensation	4.0	1.5
Non-U.S. tax rate variances	3.2	2.0
Global intangible low-taxed income	2.3	3.6
Other, net	1.8	(0.4)
Valuation allowance	0.5	0.7
State and local taxes, net of federal benefit	0.5	2.2
Uncertain tax positions	0.1	—
Other U.S. federal permanent items	(0.1)	(0.2)
U.S. tax credits	(0.8)	(1.3)
Other stock compensation	(2.4)	(1.5)
Foreign tax credits	(3.2)	(4.5)
Effective income tax rate	26.9%	23.1%

Income tax expense for the periods ended December 31, 2025, 2024, and 2023 was $10.3 million, $13.7 million, and $19.0 million, respectively. The decrease in the effective tax rate from 2024 to 2025 was primarily due to the impact of the U.S. Plan termination and a reduction in the unfavorable impact from the mix of income earned in jurisdictions with a higher tax rate than the U.S. This was partially offset by an unfavorable impact from the decrease in certain tax credits.

Income Taxes Paid

	2025	2024	2023
Federal	$ 1,909	$ 4,500	$ 11,412
State and Local	(353)	1,085	1,887
Foreign	9,869	7,518	8,572
Total Income Taxes Paid	$ 11,425	$ 13,103	$ 21,871

Income taxes paid (net of refunds) exceeded five percent of total income taxes paid (net of refunds) in the following jurisdictions:

	2025
Foreign	
Australia	$ 1,492
Brazil	1,670
Mexico	705
United Kingdom	994
China	609
Canada	1,300
Indonesia	819
Spain	671
New Zealand	575
South Africa	1,091

Deferred Income Tax Assets and Liabilities

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities were as follows:

	2025	2024
Deferred tax assets:		
Benefit plan reserves	$ 6,962	$ 5,947
Inventory valuation reserves	4,885	3,077
Research and development capitalization	3,169	6,483
Net operating loss carryforwards	2,209	1,967
Other accrued expenses	1,982	2,128
Foreign tax credit	1,337	1,337
Accrued compensation and benefits	1,279	1,147
Allowance for credit losses	711	1,298
Other	424	56
Gross deferred tax assets	22,958	23,440
Valuation allowance	(2,009)	(2,725)
Net deferred tax assets	20,949	20,715
Deferred tax liabilities:		
Depreciation and other basis differences	(15,896)	(15,179)
Intangibles	(2,166)	(2,003)
Other	(1,113)	(753)
Deferred tax liabilities	(19,175)	(17,935)
Net deferred tax assets	$ 1,774	$ 2,780

	2025		2024
Change in net deferred tax assets:			
Ordinary movement	$ 1,176	$	(1,084)
Pension Termination	(2,018)		—
Items of other comprehensive loss	—		267
Deferred tax balances from business acquisitions	(359)		—
Currency translation	192		24
Other	3		—
Total change in net deferred tax assets	$ (1,006)	$	(793)

As of December 31, 2025, various international subsidiaries had gross net operating losses totaling $9.1 million, resulting in deferred tax assets of $2.2 million. Of the international net operating losses, $1.3 million carryforward indefinitely, while the remainder, if not utilized, will expire between 2026 and 2030. It is more likely than not that certain net operating loss carryforwards will not be realized; therefore, we have recorded a valuation allowance of $0.7 million against them. The net operating loss carryforwards are subject to various annual limitations under the tax laws of the different jurisdictions.

The Company considers earnings in our non-U.S. subsidiaries to be permanently reinvested and therefore did not record any associated deferred income taxes on such earnings. Accordingly, the Company intends to continue to invest approximately $172.2 million of such earnings, as well as our capital in these subsidiaries, indefinitely outside of the U.S.

Unrecognized Income Tax Benefits

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits related to uncertain tax positions, excluding interest and penalties, for the year ended December 31:

	2025	2024	2023
Balance at January 1	$ 410	$ 410	$ 482
Additions for tax positions of prior years	—	—	—
Settlements with tax authorities	—	—	(72)
Expiration of statutes of limitations	—	—	—
Balance at December 31	$ 410	$ 410	$ 410

The Company records accrued interest as well as penalties related to unrecognized tax benefits as part of the provision for income taxes. The accrued interest and penalties related to the gross unrecognized tax benefits, excluded from above, was de minimis in all years presented.

Preformed Line Products Company and its subsidiaries file income tax return in the United States and various countries around the world. With few exceptions, the Company is no longer subject to United States federal examinations by tax authorities for years before 2022 and foreign, state, and local examinations by authorities for years before 2019.

Note 10 - Share-Based Compensation

2016 and 2025 Incentive Plan
The Company maintains an equity award program to provide the Company a competitive advantage in attracting, retaining, and motivating officers, employees and directors and to provide an incentive to those individuals to increase shareholder value through long-term incentives directly linked to the Company's performance. The Preformed Line Products Company 2016 Incentive Plan (the "Incentive Plan") was effective upon approval by the Company's Shareholders at the 2016 Annual Meeting of Shareholders on May 10, 2016. Under the Incentive Plan, certain employees, officers, and directors were eligible to receive awards of options and RSUs. The total number of Company common shares reserved for awards under the Incentive Plan is 1,000,000 of which 900,000 common shares have been reserved for RSUs and 100,000 common shares have been reserved for share options. As of December 31, 2025, 77,500 options and 603,641 RSUs have been granted under the Incentive Plan. The Incentive Plan expires on May 10, 2026 with respect to awards granted under the Incentive Plan through May 13, 2025.

The Preformed Line Products Company 2025 Incentive Plan (the "2025 Plan") was effective upon approval by the Company's Shareholders at the 2025 Annual Meeting of Shareholders on May 13, 2025. Effective as of May 14, 2025, no additional awards will be granted under the 2016 Incentive Plan. Shares subject to awards that are outstanding under the 2016 Plan will become available for future grants under the 2025 Plan if they are cancelled, forfeited or expire prior to being exercised. The total number of Company common shares reserved for awards under the 2025 Plan is 618,859, of which 518,859 common shares have been reserved for RSUs and 100,000 common shares have been reserved for share options. As of December 31, 2025, no awards have been granted under this 2025 Plan.

Restricted Share Units

For the regular annual grants issued in 2025 and prior, a portion of the RSUs is subject to time-based cliff vesting and a portion is subject to vesting based upon the Company's performance over a set period for all participants except the CEO and Executive Chairman. All of the CEO's and Executive Chairman's regular annual RSUs are subject to vesting based upon the Company's performance over a set-year period.

The RSUs are offered at no cost to the employees, however, the participant must remain employed with the Company until the restrictions on the RSUs lapse. The fair value of RSUs is based on the market price of a common share on the grant date. Dividends declared are accrued.

A summary of the RSUs for the years ended December 31, 2025 is as follows:

	Restricted Share Awards			
	Performance and Service Required [a]	Service Required	Total Restricted Awards	Weighted-Average Grant-Date Fair Value
Nonvested as of January 1, 2025	146,523	17,250	163,773	$ 87.86
Granted	40,392	7,384	47,776	145.31
Vested	(61,654)	(10,212)	(71,866)	63.35
Forfeited	—	—	—	—
Nonvested as of December 31, 2025	125,261	14,422	139,683	$ 120.12

(a) Nonvested, performance-based RSUs are reflected above at the maximum performance achievement level.

For time-based RSUs, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the award in General and administrative expense in the accompanying Statements of Consolidated Income. Annual compensation expense related to the time-based RSUs for the years ended December 31, 2025, 2024 and 2023 was $0.9 million in each year, respectively. As of December 31, 2025, there was $1.0 million of total unrecognized compensation cost related to time-based RSUs that is expected to be recognized over the weighted-average remaining period of approximately 1.5 years.

For the performance-based RSUs, the number of RSUs in which the participants will vest depends on the Company's level of performance measured by growth in pre-tax income and sales growth over a requisite performance period. Depending on the extent to which the performance criteria are satisfied under the Incentive Plan, the participants are eligible to earn common shares over the vesting period. Performance-based compensation expense for the years ended December 31, 2025, 2024 and 2023 was $3.7 million, $2.4 million, and $3.8 million, respectively. As of December 31, 2025, the remaining performance-based RSUs compensation expense of $7.9 million, if maximum performance is achieved, is expected to be recognized over a period of approximately 1.5 years.

The excess tax benefits from service and performance-based RSUs was $5.7 million, $3.2 million, and $2.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. This represents the reduction in income taxes otherwise payable during the period attributable to the actual gross tax benefits in excess of the expected tax benefits for RSUs vested in the current period.

In the event of a Change in Control (as defined in the Incentive Plan), vesting of the RSUs will be accelerated and all restrictions will lapse. Nonvested performance-based awards are based on a maximum target potential payout. Actual shares awarded at the end of the performance period may be less than the maximum potential payout level depending on achievement of performance-based award objectives.

To satisfy the vesting of its RSUs, the Company has reserved new shares from its authorized but unissued shares. Any additional granted awards will also be issued from the Company's authorized but unissued shares.

Deferred Compensation Plan

The Company maintains a trust, commonly referred to as a rabbi trust, in connection with the Company's deferred compensation plan. This plan allows for two deferrals. First, Directors make elective deferrals of Director fees payable and held in the rabbi trust. The deferred compensation plan allows the Directors to elect to receive Director fees in common shares of the Company at a later date instead of fees paid each quarter in cash. Second, this plan allows certain Company employees to defer restricted shares or RSUs for future distribution in the form of common shares. Assets of the rabbi trust are consolidated, and the value of the Company's stock held in the rabbi trust is classified in Shareholders' equity and generally accounted for in a manner similar to treasury stock. The Company recognizes the original amount of the deferred compensation (fair value of the deferred stock award at the date of grant) as the basis for recognition in common shares issued to the rabbi trust. Changes in the fair value of amounts owed to certain employees or Directors are not recognized as the Company's deferred compensation plan does not permit diversification and must be settled by the delivery of a fixed number of the Company's common shares. As of December 31, 2025, 222,506 shares have been deferred and are being held by the rabbi trust.

Share Option Awards

Each of the Incentive Plan and 2025 Plan permits the grant of 100,000 options to buy common shares of the Company to certain employees at not less than fair market value of the shares on the date of grant; however, option grants will only be made under the 2025 Plan beginning as of May 14, 2025. Options issued to date under the Incentive Plan and 2025 Plan vest 50% after one year following the date of the grant, 75% after two years, and 100% after three years and expire ten years from the date of grant. Shares issued as a result of stock option exercises will be funded with the issuance of new shares.

The Company utilizes the Black-Scholes option pricing model for estimating fair values of options. The Black-Scholes model requires assumptions regarding the volatility of the Company's stock, the expected life of the stock award and the Company's dividend yield. The Company utilizes historical data in determining these assumptions. The risk-free rate for periods within the contractual life of the option is based on the U.S. zero coupon Treasury yield in effect at the time of grant. Forfeitures have been estimated to be zero.

There were no options granted during the year ended December 31, 2025 and 7,500 and zero options granted in the years ended December 31, 2024 and 2023, respectively. The fair values for the stock options granted were estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2024
Risk-free interest rate	4.2 %
Dividend yield	1.1 %
Expected life (years)	5 years
Expected volatility	38.2 %

Activity in the Company's Incentive Plan and 2025 Plan for the year ended December 31, 2025 was as follows:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2025	26,425	$ 79.33		
Exercised	(7,925)	71.31		
Outstanding (vested and expected to vest) at December 31, 2025	18,500	$ 83.60	6.9	$ 2,278
Exercisable at December 31, 2025	14,750	$ 71.19	6.3	$ 1,999

There were 7,925, 3,575, and 37,800 stock options exercised during the years ended December 31, 2025, 2024 and 2023, respectively. The total intrinsic value of stock options exercised was $0.8 million, $0.2 million, and $3.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. Cash received for the exercise of stock options during the years ended December 31, 2025 and 2024 was $0.6 million and $0.2 million, respectively.

The Company recorded compensation expense related to the stock options currently vested of $0.1 million, $0.1 million and $0.3 million during the years ended December 31, 2025, 2024 and 2023, respectively. The total compensation expense related to the stock options currently unvested as of December 31, 2025 and 2024 was $0.2 million and $0.1 million, respectively. The total compensation cost related to nonvested awards not yet recognized at December 31, 2025 is expected to be $0.2 million over a weighted-average period of approximately 1.97 years.

The excess tax benefits from stock options for the year ended December 31, 2025 was $0.4 million. The excess tax benefits from stock options was zero and $2.4 million for each of the years ended December 31, 2024 and 2023, respectively. This represents the reduction in income taxes otherwise payable during the period attributable to the actual gross tax benefits in excess of the expected tax benefits for options exercised in the current period.

Note 11 - Computation of Earnings Per Share

Basic earnings per share were computed by dividing net income by the weighted-average number of common shares outstanding for each respective period. Diluted earnings per share were calculated by dividing net income by the weighted-average of all potentially dilutive common shares that were outstanding during the years presented.

The calculation of basic and diluted earnings per share for the years ended December 31 was as follows:

	2025	2024	2023
Numerator			
Net income	$ 35,283	$ 37,094	$ 63,332
Denominator			
Determination of shares (in thousands)			
Weighted-average common shares outstanding	4,918	4,908	4,920
Dilutive effect – share-based awards	24	39	77
Diluted weighted-average common shares outstanding	4,942	4,947	4,997
Earnings per common share			
Basic	$ 7.17	$ 7.56	$ 12.87
Diluted	$ 7.14	$ 7.50	$ 12.68

For the years ended December 31, 2025, 2024 and 2023, 10,336, 7,500, and zero share-based awards, respectively, were excluded from the calculation of diluted earnings per share as the effect would have been anti-dilutive.

Note 12 - Goodwill and Other Intangibles

The Company's finite and indefinite-lived intangible assets consist of the following:

	December 31, 2025		December 31, 2024	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangible assets				
Patents	$ 4,806	$ (4,806)	$ 4,806	$ (4,806)
Land use rights	727	(147)	637	(122)
Trademark	2,022	(1,736)	1,910	(1,685)
Technology	7,240	(4,777)	6,582	(3,933)
Customer relationships	19,528	(12,717)	17,399	(11,132)
	$ 34,323	$ (24,183)	$ 31,334	$ (21,678)
Indefinite-lived intangible assets				
Goodwill	$ 30,684		$ 26,685	

The aggregate amortization expense for other intangibles with finite lives, ranging from 1 year to 65 years, for the years ended December 31, 2025, 2024 and 2023 was $1.4 million, $1.8 million, and $1.8 million, respectively. Amortization expense is estimated to be $1.5 million for 2026, 2027, and 2028, $1.3 million for 2029, and $1.0 million for 2030. The weighted-average remaining amortization period is approximately 10.9 years. The weighted-average remaining amortization period by intangible asset class; land use rights, 64.7 years; trademark, 10.9 years; technology, 5.2 years and customer relationships, 8.5 years.

The Company may use both quantitative and qualitative approaches when testing goodwill for impairment. For selected reporting units where the qualitative approach is utilized, a qualitative evaluation of events and circumstances impacting the reporting unit is performed to determine if it is more likely than not that the fair value of the reporting unit exceeds its carrying amount. If that determination is made, no further evaluation is necessary. Otherwise, the Company performs a quantitative impairment test on the reporting unit.

For the quantitative approach, the Company uses a combination of the income approach, which uses a discounted cash flow methodology, and the market approach, which uses comparable market multiples in computing fair value by reporting unit. The Company then compares the fair value of the reporting unit with its carrying value to assess if goodwill has been impaired. The fair value estimates are subjective and sensitive to significant assumptions, such as revenue growth rates, operating margins, the WACC, and estimated market multiples, which are affected by expectations of future market or economic conditions. The Company believes that the methodologies, significant assumptions, and weightings used are reasonable and result in appropriate fair values of the reporting units.

Impairment assessments inherently involve management judgments regarding a number of assumptions such as those described above. Due to the multiple variables inherent in arriving at the estimates of the reporting unit's fair value, differences in assumptions could have an effect on the estimated fair value of a reporting unit and could result in goodwill impairment charges in a future period.

As a result of actual performance for the EMEA reporting unit falling short of internal forecasts, combined with an increase in projected capital expenditures related to the construction of a new manufacturing facility in 2025 and 2026, management identified a potential indicator of impairment as of September 30, 2025. The Company performed an interim impairment assessment and based on this review, the estimated fair value of the EMEA reporting unit exceeded its carrying amount by approximately 30% and management concluded that no impairment of goodwill was required for the EMEA reporting unit as of September 30, 2025. The interim impairment assessment was performed using the same methodologies as the annual assessments discussed in Note 1 - Significant Accounting Policies and included revised forecasts, which are subject to various risks and uncertainties, including forecasted revenue, expenses and cash flows. As of December 31, 2025, the Company concluded there were no material changes in quantitative or qualitative considerations from the interim impairment assessment.

For all other reporting units, the Company performed the annual impairment test for Goodwill as of October 1. No other indicators of impairment were identified. There were no impairment charges recorded in 2025 or 2024.

The change in the carrying amount of goodwill by segment is shown in the following table:

	PLP-USA	The Americas	EMEA	Asia-Pacific	Total
Balance at January 1, 2024	$ 3,078	$ 10,582	$ 15,837	$ —	$ 29,497
Currency translation	—	(1,724)	(1,088)	—	(2,812)
Balance at December 31, 2024	3,078	8,858	14,749	—	26,685
Acquisitions	—	899	—	—	899
Currency translation	—	869	2,231	—	3,100
Balance at December 31, 2025	$ 3,078	$ 10,626	$ 16,980	$ —	$ 30,684

The Company's only intangible asset with an indefinite life is goodwill. The Company's goodwill is not deductible for tax purposes.

Note 13 - Fair Value of Financial Assets and Liabilities

The Company measures and records certain assets and liabilities at fair value. A fair value hierarchy is used for those assets and liabilities measured at fair value that distinguishes between assumptions based on market data (observable inputs), and the Company's assumptions (unobservable inputs). The hierarchy consists of the following three levels:

Level 1 Inputs – Quoted market prices in active markets for identical assets or liabilities.
Level 2 Inputs – Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3 Inputs – Unobservable inputs that are not corroborated by market data.

The following table summarizes the Company's assets and liabilities, recorded and measured at fair value, in the consolidated balance sheets as of December 31, 2025 and 2024:

Description	Balance as of December 31, 2025	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Foreign currency forward contracts	$ —	$ —	$ —	$ —
Fixed income investments	—	—	—	—
Total assets	$ —	$ —	$ —	$ —
Liabilities:				
Foreign currency forward contracts	$ 97	$ —	$ 97	$ —
Supplemental profit sharing plan	10,785	—	10,785	—
Total liabilities	$ 10,882	$ —	$ 10,882	$ —

Description	Balance as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Foreign currency forward contracts	$ 65	$ —	$ 65	$ —
Fixed income investments	1,142	1,142	—	—
Total assets	$ 1,207	$ 1,142	$ 65	$ —
Liabilities:				
Foreign currency forward contracts	$ 71	$ —	$ 71	$ —
Supplemental profit sharing plan	9,031	—	9,031	—
Total liabilities	$ 9,102	$ —	$ 9,102	$ —

The Company operates internationally and enters into intercompany transactions denominated in foreign currencies. Consequently, the Company is subject to market risk arising from exchange rate movements between the dates foreign currency transactions occur and the dates they are settled. The Company currently uses foreign currency forward contracts to reduce the risk related to some of these transactions. These contracts usually have maturities of 90 days or less and generally require an exchange of foreign currencies for U.S. dollars at maturity at rates stated in the contracts. These contracts are not designated as hedging instruments under U.S. GAAP. Accordingly, the changes in the fair value of the foreign currency forward contracts are recognized in each accounting period in Other operating expense - net on the Consolidated Statements of Income together with the transaction gain or loss from the related balance sheet position. For the twelve months ended December 31, 2025 and 2024, the Company recognized net gain of $0.1 million and net loss of $0.4 million, respectively, on foreign currency forward contracts.

The Company has a non-qualified Supplemental Profit Sharing Plan for its executives. The liability for this unfunded Supplemental Profit Sharing Plan was $10.8 million at December 31, 2025 and $9.0 million at December 31, 2024. These amounts are recorded within Other noncurrent liabilities on the Company's Consolidated Balance Sheets. The Supplemental Profit Sharing Plan allows participants the ability to hypothetically invest their proportionate award into various investment options, which primarily includes mutual funds. The Company credits earnings, gains and losses to the participants' deferred compensation account balances based on the investments selected by the participants. The Company measures the fair value of the Supplemental Profit Sharing Plan liability using the market values of the participants' underlying investment accounts.

The Company had zero fixed income investments as of December 31, 2025. The Company's fixed income investments as of December 31, 2024 of $1.1 million are recorded in Other assets on the Consolidated Balance Sheet and are valued using the closing price on the active market on which the securities are traded. The unrealized gains on the fixed income investments for the period ended December 31, 2024 were de minimis.

The carrying value of the Company's current financial instruments, which include cash, cash equivalents and restricted cash, accounts receivable, accounts payable and short-term debt, approximates fair value because of the short-term maturity of these instruments.

At December 31, 2025, the fair value of the Company's long-term debt was estimated using discounted cash flows analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements that are considered to be Level 2 inputs. Based on the analysis performed, the fair value and the carrying value of the Company's long-term debt are as follows:

	December 31, 2025		December 31, 2024	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Long-term debt and related current maturities	$ 35,080	$ 38,252	$ 17,474	$ 20,787

Note 14 - Revenue

Revenue recognition

Sales are recognized when obligations under the terms of the contract are satisfied and control of promised goods or services have transferred to our customers. Control is transferred when the customer has the ability to direct the use of and obtain benefits from the goods or services and is primarily based on shipping terms. Sales are measured as the amount of consideration the Company expects to receive in exchange for transferring products.

Net sales include products and shipping and handling charges, net of estimates for product returns. The Company estimates product returns based on historical return rates. Revenue for shipping and handling charges are recognized at the time the products are shipped to, delivered to or picked up by the customer. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of goods sold.

Payment terms vary by the type and location of the customer and the products or services offered. Generally, the time between when revenue is recognized, and payment is due is not significant. Sales, value added, and other taxes collected concurrent with revenue are excluded from sales.

PLP records reductions to sales for returns, and customer and distributor incentives, primarily comprised of rebates, at the time of the initial sale. Rebates are estimated based on sales terms, historical experience, trend analysis, and projected market conditions in the various markets served.

Sales commissions are expensed when the amortization period is less than a year and are generally not capitalized as they are typically earned at the completion of the contract when the customer is invoiced or when the customer pays PLP.

Sales of products and services varies by segment and are discussed in Note 15, "Segment Information".

Disaggregated revenue

The following table presents the Company's revenues disaggregated by segment and product type:

	Year Ended December 31, 2025				
Product Type	PLP-USA	The Americas	EMEA	Asia-Pacific	Consolidated
Energy	63 %	80 %	74 %	77 %	71 %
Communications	32	19	19	3	22
Special Industries	5	1	7	20	7
Total	100 %	100 %	100 %	100 %	100 %

	Year Ended December 31, 2024				
Product Type	PLP-USA	The Americas	EMEA	Asia-Pacific	Consolidated
Energy	63 %	80 %	71 %	77 %	71 %
Communications	30	18	24	3	22
Special Industries	7	2	5	20	7
Total	100 %	100 %	100 %	100 %	100 %

Credit losses for receivables

The Company maintains an allowance for credit losses for estimated losses resulting from the inability of its customers to make required payments. The Company uses a current expected credit loss model in order to immediately recognize an estimate of credit losses that are expected to occur over the life of the financial instruments, mainly trade receivables. Additionally, the allowance is based upon identified delinquent accounts, customer payment patterns and other analyses of historical data trends. Receivable balances are written off against an allowance for credit losses after a final determination has been made. The change in the allowance for credit losses includes expense and net write-offs, which are identified in the following table:

	2025	2024	2023
Allowance for credit losses, beginning of period	$ 6,958	$ 8,260	$ 5,021
Additions (reductions) charged to costs and expenses	92	(750)	3,250
Write-offs	(1,571)	(260)	(218)
Foreign exchange and other	318	(292)	207
Allowance for credit losses, end of period	$ 5,797	$ 6,958	$ 8,260

Note 15 - Segment Information

The Company reports its segments in four geographic regions: PLP-USA, The Americas, EMEA (Europe, Middle East & Africa) and Asia-Pacific in accordance with accounting standards codified in FASB ASC 280, "Segment Reporting". Each segment distributes a full range of the Company's primary products. The PLP-USA segment is comprised of U.S. operations manufacturing the Company's traditional products primarily supporting domestic energy, telecommunications and special industries products. The other three segments, The Americas, EMEA and Asia-Pacific support the Company's energy, telecommunications, data communication and special industries products in each respective geographical region.

The segment managers responsible for each region report directly to the Company's Executive Chairman, who is the chief operating decision maker ("CODM") and are accountable for the financial results and performance of their entire segment for which they are responsible. The business components within each segment are managed to maximize the results of the entire company rather than the results of any individual business component of the segment.

The amount of each segment's performance reported to the CODM is for purposes of making decisions about allocating resources to the segment and assessing its performance. The Company evaluates segment performance and allocates resources based on several factors primarily based on gross sales and income before income taxes.

The CODM uses both gross sales and income before income taxes for each segment predominantly in the annual budget and forecasting process as well as monitoring actual results. The CODM considers forecast-to-actual and actual to prior period variances for both measures when making decisions about the allocation of operating and capital resources to each segment. The CODM also uses segment sales and income before income taxes for the performance of each segment by comparing the results of each segment with one another and in determining the incentive compensation of certain employees.

The accounting policies of the operating segments are the same as those described in Note 1. We have one customer accounting for 10.7% of the Company's consolidated revenue, generated within the PLP-USA, The Americas, and Asia-Pacific operating segments In certain circumstances, PLP-USA performs all manufacturing and shipping activity to US-based entities on behalf of EMEA, where the sales order is recorded. These sales and related profits have been reclassified for segment purposes only from EMEA to PLP-USA.

The following table presents a summary of the Company's reportable segments for the years ended December 31, 2025, 2024 and 2023. Financial results for the PLP-USA segment include the elimination of all segments' intercompany profits in inventory.

	Year Ended December 31, 2025				
	PLP-USA	The Americas	EMEA	Asia-Pacific	Total
Gross sales	$ 321,671	$ 118,713	$ 139,225	$ 132,256	$ 711,865
Intersegment sales	(9,052)	(9,946)	(6,102)	(17,427)	(42,527)
Net sales	312,619	108,767	133,123	114,829	669,338
Less:					
Cost of products sold	206,762	77,030	93,856	83,151	460,799
Gross profit	105,857	31,737	39,267	31,678	208,539
Costs and expenses	69,922	25,566	32,000	25,916	153,404
Operating income	35,935	6,171	7,267	5,762	55,135
Interest income	630	1,191	371	125	2,317
Interest expense	(264)	(43)	(651)	(345)	(1,303)

Other (expense) income, net	(12,183)	160	334	1,160	(10,529)
Income before income taxes	24,118	7,479	7,321	6,702	45,620
Income tax expense	4,606	2,084	1,955	1,668	10,313
Total noncontrolling interest	—	—	(24)	—	(24)
Total net income attributable to Preformed Line Products Company shareholders	$ 19,512	$ 5,395	$ 5,342	$ 5,034	$ 35,283

	Year Ended December 31, 2024				
	PLP-USA	The Americas	EMEA	Asia-Pacific	Total
Gross sales	$ 276,792	$ 98,554	$ 133,577	$ 123,585	$ 632,508
Intersegment sales	(10,088)	(8,274)	(5,336)	(15,096)	(38,794)
Net sales	266,704	90,280	128,241	108,489	593,714
Less:					
Cost of products sold	173,735	61,672	91,445	77,051	403,903
Gross profit	92,969	28,608	36,796	31,438	189,811
Costs and expenses	72,593	18,655	26,090	21,716	139,054
Operating income	20,376	9,953	10,706	9,722	50,757
Interest income	55	2,139	281	98	2,573
Interest expense	(911)	(81)	(658)	(571)	(2,221)
Other (expense) income, net	(27)	141	133	(586)	(339)
Income before income taxes	19,493	12,152	10,462	8,663	50,770
Income tax expense	5,553	3,201	2,683	2,222	13,659
Total noncontrolling interest	—	—	(17)	—	(17)
Total net income attributable to Preformed Line Products Company shareholders	$ 13,940	$ 8,951	$ 7,762	$ 6,441	$ 37,094

	Year Ended December 31, 2023				
	PLP-USA	The Americas	EMEA	Asia-Pacific	Total
Gross sales	$ 387,913	$ 102,404	$ 110,661	$ 126,677	$ 727,655
Intersegment sales	(9,350)	(16,345)	(8,531)	(23,750)	(57,976)
Net sales	378,563	86,059	102,130	102,927	669,679
Less:					
Cost of products sold	239,603	56,054	65,758	73,416	434,831
Gross profit	138,960	30,005	36,372	29,511	234,848
Costs and expenses	79,289	22,724	28,193	20,488	150,694
Operating income	59,671	7,281	8,179	9,023	84,154
Interest income	—	1,615	125	71	1,811
Interest expense	(1,991)	(255)	(899)	(760)	(3,905)
Other income, net	54	136	66	28	284
Income before income taxes	57,734	8,777	7,471	8,362	82,344
Income tax expense	12,342	3,022	1,670	1,973	19,007
Total noncontrolling interest	—	—	(5)	—	(5)
Total net income attributable to Preformed Line Products Company shareholders	$ 45,392	$ 5,755	$ 5,796	$ 6,389	$ 63,332

	Year Ended December 31,					
	2025		2024		2023	
Expenditure for long-lived assets						
PLP-USA	$	6,049	$	6,054	$	25,317
The Americas		5,537		2,255		4,861
EMEA		27,350		4,454		2,849
Asia-Pacific		1,965		1,888		2,305
Total expenditure for long-lived assets	$	40,901	$	14,651	$	35,332
Depreciation and amortization						
PLP-USA	$	12,819	$	11,768	$	9,270
The Americas		3,740		3,821		2,702
EMEA		3,895		3,575		3,493
Asia-Pacific		2,967		3,102		3,449
Total depreciation and amortization	$	23,421	$	22,266	$	18,914

	As of December 31,			
	2025		2024	
Identifiable assets				
PLP-USA	$	276,840	$	245,388
The Americas		114,111		103,456
EMEA		165,254		125,013
Asia-Pacific		97,416		100,020
Total identifiable assets	$	653,621	$	573,877
Long-lived assets				
PLP-USA	$	113,261	$	119,114
The Americas		25,692		20,446
EMEA		49,017		21,243
Asia-Pacific		34,811		34,283
Total long-lived assets	$	222,781	$	195,086

Note 16 - Related Party Transactions

During each of the years ended December 31, 2024 and 2023, the Company paid approximately $0.2 million and $0.2 million, respectively, in legal fees to Baker & Hostetler LLP, of which Steven Kestner, a member of our Board of Directors, was a Partner.

On October 28, 2020, the Board of the Directors of the Company approved the appointment of David C. Sunkle to serve on its Board of Directors effective upon his retirement at December 31, 2020 for a term commencing January 1, 2021. At the annual meeting of shareholders on May 7, 2024, Mr. Sunkle was re-elected to serve on the Board of Directors to a term that expires in 2026. In addition, Mr. Sunkle had a consulting agreement with the Company that expired on December 31, 2025.

Note 17 - Acquisitions of Businesses

Acquisition of JAP Telecom

On May 1, 2025, the Company acquired all issued and outstanding shares of J.A.P. Industria De Materiais Para Telefonia Ltda., (JAP Telecom) an entity headquartered in Pedreira, Brazil. JAP Telecom is a leading Brazilian designer, manufacturer, and supplier of connectivity solutions for the South American telecommunications infrastructure market with a product portfolio including fiber optic splice closures, connectivity devices, and infrastructure accessories tailored to the specific needs of the local market. JAP Telecom's annual sales for the year ending December 31, 2024 were approximately $4.6 million. The acquisition expands the Company's operational capabilities in the region and strengthens the Company's position in the global communications market. The purchase price was approximately $5.8 million, net of cash received.

The acquisition of JAP Telecom is accounted for using the acquisition method of accounting, which requires the assets acquired and liabilities assumed to be recognized at their respective fair values on the acquisition date. The process of estimating the fair values of certain tangible assets, identifiable intangible assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. The fair value of the identifiable net assets as acquired was $4.9 million. The Company expects to finalize the valuation in 2026; however, future adjustments are not expected to have a material impact to the Consolidated Statements of Income.

Goodwill is calculated as the excess of the consideration transferred over the net identifiable assets recognized and represents the anticipated synergies of acquiring JAP Telecom. The goodwill recognized of $0.9 million is not deductible for tax purposes.

From the date of the acquisition through December 31, 2025, the Company's consolidated financial statements included JAP Telecom sales of approximately $3.7 million and is reported in The Americas segment.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's Principal Executive Officer and Principal Financial Officer have concluded based on their review thereof that the Company's disclosure controls and procedures as defined in Rule 13a-15(e) or Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended, were effective as of December 31, 2025.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the consolidated financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation.

Management, with the participation of the Company's Executive Chairman and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Our evaluation of internal control over financial reporting did not include the internal controls of JAP Telecom, which was acquired during 2025, the results of which are included in the 2025 Consolidated Financial Statements for the year ended December 31, 2025 and constituted approximately 1% of total assets (inclusive of acquired intangible assets) as of December 31, 2025 and approximately 1% of net sales for the year then ended.

Based upon its assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, who expressed an unqualified opinion as stated in their report, a copy of which is included below.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f)) during the quarter ended December 31, 2025 that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Preformed Line Products Company

Opinion on Internal Control Over Financial Reporting

We have audited Preformed Line Products Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Preformed Line Products Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of JAP Telecom, which is included in the 2025 consolidated financial statements of the Company and constituted 1% of total assets as of December 31, 2025 and 1% of net sales for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of JAP Telecom.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related statements of consolidated income, comprehensive income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated March 5, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Cleveland, Ohio

March 5, 2026

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Require Inspections

None.


Part III


Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is incorporated by reference to the information under the captions "Corporate Governance – Board Composition", "Corporate Governance – Election of Directors", "Section 16(a) Beneficial Ownership Compliance", "Corporate Governance – Code of Conduct," "Corporate Governance – Board Committees and Meetings – Audit Committee" and "Compensation Policies and Risk – Insider Trading Policies and Procedures" in the Company's Proxy Statement, for the Annual Meeting of Shareholders to be held May 4, 2026 (the "Proxy Statement"). Information relative to executive officers of the Company is contained in Part I of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information set forth under the caption "Directors and Executive Officers Compensation", other than under the caption "Pay versus Performance", "Compensation Policies and Risk", and "Clawback Policy" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Other than the information required by Item 201(d) of Regulation S-K the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference. The information required by Item 201(d) of Regulation S-K is set forth immediately below.

Repurchase of equity securities

There were no equity compensation plans not approved by security holders during the year ended December 31, 2025. The approved transactions for the year ended December 31, 2025 are as follows.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	(b) Weighted-average exercise price of outstanding options, warrants and rights (1)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a) (2)
Equity compensation plans approved by security holders	158,183	$ 83.60	618,859

(1) Of these shares, 139,683 were issued in the form of restricted stock units, which have no exercise price. Accordingly, such shares were not included in the weighted average exercise price. For further detail, refer to Note 10, "Share-Based Compensation."

(2) Under the 2025 Plan, the authorized shares may be issued in the form of restricted shares or units. See Note 10 in the Notes to Consolidated Financial Statements for information relating to the 2025 Plan.

Item 13. Certain Relationships, Related Transactions and Director Independence

The information set forth under the captions "Transactions with Related Persons" and "Election of Directors" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information set forth under the captions "Independent Registered Public Accounting Firm", "Audit Fees", "Audit-Related Fees", "Tax Fees" and "All Other Fees" in the Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a)   Report of Independent Registered Public Accounting Firm (PCAOB ID: 0042)

              Financial Statements and Schedule

(b)   Exhibits

Exhibit Number	Exhibit
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to the Company's Registration Statement on Form 10).
3.2	Amended and Restated Code of Regulations of Preformed Line Products Company (incorporated by reference to the Company's Registration Statement on Form 10).
3.3	Amendment to the Amended and Restated Code of Regulations of Preformed Line Products Company, effective May 10, 2016 (incorporated by reference to the Company's Registration Statement on Form 10).
4.1	Description of Specimen Share Certificate (incorporated by reference to the Company's Registration Statement on Form 10).
4.2	Description of the Registrant's Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to the Company's 10-K filed for the year ended December 31, 2019).
10.1	Preformed Line Products Company Executive Life Insurance Plan – Summary (incorporated by reference to the Company's Registration Statement on Form 10).*
10.2	Preformed Line Products Company Supplemental Profit Sharing Plan (incorporated by reference to the Company's Registration Statement on Form 10).*
10.3	Preformed Line Products Company 2016 Incentive Plan (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2020).*
10.4	Preformed Line Products Company 2016 RSU Award Agreement, filed herewith *
10.5	Preformed Line Products Company 2016 Stock Option Award Agreement, filed herewith *
10.6	Preformed Line Products Company 2025 Incentive Plan, filed herewith *
10.7	Preformed Line Products Company 2025 RSU Award Agreement, filed herewith *
10.8	Preformed Line Products Company 2025 Stock Option Award Agreement, filed herewith *

10.9	Deferred Shares Plan (incorporated by reference to the Company's 8-K current report filing dated August 21, 2008).*
10.10	Promissory Note dated June 27, 2016, between the Company and PNC Bank, National Association (incorporated by reference to the Company's Form 10-Q filing for the quarter ended June 30, 2016).
10.11	Amended and Restated Loan Agreement dated September 24, 2015 between the Company and PNC Bank, National Association (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2015).
10.12	Amendment No. 1 to Amended and Restated Loan Agreement dated November 6, 2015 between the Company and PNC Bank, National Association (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2015).
10.13	Amendment No. 2 to Amended and Restated Loan Agreement dated August 22, 2016 between the Company and PNC Bank, National Association (incorporated by reference to the Company's Form 10-Q filing for the quarter ended September 30, 2016).
10.14	Joinder and Amendment No. 3 to Amended and Restated Loan Agreement dated March 13, 2018 between the Company and PNC Bank, National Association (incorporated by reference to the Company's Form 10-Q filing for the quarter ended March 31, 2018).
10.15	Joinder and Amendment No. 5 to Amended and Restated Loan Agreement dated April 25, 2019 between the Company and PNC Bank, National Association (incorporated by reference to the Company's 10-Q filing for the quarter ended March 31, 2019).
10.16	Promissory Note dated December 29, 2020, and Other Loan Documents between the Company and PNC Bank National Association, filed herewith.
10.17	Amendment No. 7 to Amended and Restated Loan Agreement, dated March 2, 2022, between the Company and PNC Bank, National Association Joinder, (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2021).
10.18	Joinder and Amendment No. 8 to Amended and Restated Loan Agreement dated March 14, 2025, as amended, between the Company and PNC Bank, National Association previously filed as Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2025 and incorporated by reference herein.
10.19	Fifteenth Amended and Restated Line of Credit Note, dated July 30, 2025, between the Company and PNC Bank, National Association previously filed as Exhibit 10.2 to the Form 10-Q for the quarter ended June 30, 2025 and incorporated by reference herein.
10.20	Amendment No. 9 to Amended and Restated Loan Agreement dated July 30, 2025, as amended, between the Company and PNC Bank, National Association previously filed as Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2025 and incorporated by reference herein.
10.21	Investment Loan Agreement, dated July 16, 2025, between PLP Poland (Belos) S.A. and Bank Pekao S.A., (English translation) previously filed as Exhibit 10.1 to Form 8-K (File No. 0-31164), filed on July 22, 2025 and incorporated herein by reference).
14.1	Preformed Line Products Amended Company Code of Conduct (incorporated by reference to the Company's 10-K filed for the year ended December 31, 2019)
19	Preformed Line Products Company Insider Trading Policy as of February 13, 2025 (incorporated by reference to the Company's 10-K filed for the year ended December 31, 2024)
21	Subsidiaries of Preformed Line Products Company, filed herewith.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, filed herewith.
31.1	Certification of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.

31.2	Certification of the Principal Accounting Officer, Andrew S. Klaus, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Certification of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.
32.2	Certification of the Principal Accounting Officer, Andrew S. Klaus, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.
97.1	Preformed Line Products Company Clawback Policy adopted on August 2, 2023 (incorporated by reference to the Company's 10-K filed for the year ended December 31, 2023).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

* Indicates management contracts or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Preformed Line Products Company

March 5, 2026	/s/ Robert G. Ruhlman
	Robert G. Ruhlman
	Executive Chairman
	(principal executive officer)
March 5, 2026	/s/ Andrew S. Klaus
	Andrew S. Klaus
	Chief Financial Officer
	(principal financial and accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacity and on the dates indicated.

March 5, 2026	/s/ Robert G. Ruhlman
	Robert G. Ruhlman
	Executive Chairman
March 5, 2026	*
	Glenn E. Corlett
	Director
March 5, 2026	*
	Matthew D. Frymier
	Director
March 5, 2026	*
	R. Steven Kestner
	Director
March 5, 2026	*
	Richard R. Gascoigne
	Director
March 5, 2026	*
	J. Ryan Ruhlman
	Director
March 5, 2026	*
	Maegan A. R. Cross
	Director
March 5, 2026	*
	David C. Sunkle
	Director
	*By Power of Attorney
March 5, 2026	/s/ Caroline S. Vaccariello
	Caroline S. Vaccariello
	General Counsel and Corporate Secretary

PREFORMED LINE PRODUCTS COMPANY

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Year Ended December 31, 2025, 2024 and 2023

(Thousands of dollars)

For the year ended December 31, 2025:	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other additions or deductions	Balance at end of period
Allowance for credit losses	$ 6,958	$ 92	$ (1,571)	$ 318	$ 5,797
Reserve for credit memos	562	268	(359)	13	484
Slow-moving and obsolete inventory reserves	17,722	4,441	(5,335)	886	17,714
Accrued product warranty	1,459	1,931	(260)	98	3,228
Foreign net operating loss tax carryforwards	1,967	882	(605)	(35)	2,209

For the year ended December 31, 2024:	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other additions or deductions (a)	Balance at end of period
Allowance for credit losses	$ 8,260	$ (750)	$ (260)	$ (292)	$ 6,958
Reserve for credit memos	746	221	(396)	(9)	562
Slow-moving and obsolete inventory reserves	17,579	5,447	(4,427)	(877)	17,722
Accrued product warranty	1,278	288	(25)	(82)	1,459
Foreign net operating loss tax carryforwards	1,940	785	(627)	(131)	1,967

For the year ended December 31, 2023:	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other additions or deductions (a)	Balance at end of period
Allowance for credit losses	$ 5,021	$ 3,250	$ (218)	$ 207	$ 8,260
Reserve for credit memos	579	476	(310)	1	746
Slow-moving and obsolete inventory reserves	10,835	9,950	(3,427)	221	17,579
Accrued product warranty	1,111	213	(70)	24	1,278
Foreign net operating loss tax carryforwards	2,722	367	(466)	(683)	1,940

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DIRECTORS

ROBERT G. RUHLMAN
Executive Chairman

GLENN E. CORLETT
Dean Emeritus, College of Business–Ohio University

MAEGAN A. R. CROSS
Director of Development, Laurel School

MATTHEW D. FRYMIER
Former Chairman, Chicago Stock Exchange
Chief Financial Officer, Evernorth Holdings, Inc.

RICHARD R. GASCOIGNE
Former Managing Director, Marsh Inc.

R. STEVEN KESTNER
Former Chairman and Senior Partner, Baker & Hostetler LLP

J. RYAN RUHLMAN
President

DAVID C. SUNKLE
Former Vice President, Research, Engineering,
and Manufacturing

OFFICERS

ROBERT G. RUHLMAN
Executive Chairman

DENNIS F. McKENNA
Chief Executive Officer

J. RYAN RUHLMAN
President

ANDREW S. KLAUS
Chief Financial Officer

JOHN M. HOFSTETTER
Executive Vice President, U.S. Operations

WILLIAM KOH
Vice President, Asia-Pacific

ASSAAD A. MORCOS
Vice President, U.S. Manufacturing

JOHN J. OLENIK
Vice President, Research and Engineering

TIMOTHY J. O'SHAUGHNESSY
Vice President, Human Resources

CAROLINE S. VACCARIELLO
General Counsel and Corporate Secretary

GLOBAL OPERATIONS

ARGENTINA
Buenos Aires, Argentina

AUSTRALIA
Sydney, Australia

AUSTRIA
Dornbirn, Austria

BRAZIL
São Paulo, Brazil
Curitiba, Brazil
Pedreira, Brazil

CANADA
Cambridge, Ontario, Canada
Lachine, Québec, Canada

CHINA
Tianjin, China

COLOMBIA
Medellín, Colombia

CZECH REPUBLIC
Prostějov, Czech Republic

FRANCE
Paris, France

INDONESIA
Bekasi, Indonesia

MEXICO
Querétaro, Mexico
Aguascalientes, Mexico

NEW ZEALAND
Auckland, New Zealand

POLAND
Bielsko-Biała, Poland

SOUTH AFRICA
Pietermaritzburg, Republic of South Africa

SPAIN
Sevilla, Spain

THAILAND
Bangkok, Thailand

UNITED KINGDOM
Andover, Hampshire, England

UNITED STATES
Cleveland, Ohio (Global Headquarters)
Rogers, Arkansas
Albemarle, North Carolina
Peninsula, Ohio

VIETNAM
Ho Chi Minh City, Vietnam



GLOBAL HEADQUARTERS
660 BETA DRIVE
CLEVELAND, OHIO 44143

440-461-5200

PLP.COM